Management’s Discussion and Analysis of Financial Results

INTRODUCTION
This management’s discussion and analysis (“MD&A”) of Brookfield Property Partners L.P. (“BPY”, the “partnership”, or “we”) covers the financial position as of September 30, 2018 and December 31, 2017 and results of operations for the three and nine months ended September 30, 2018 and 2017. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements (the “Financial Statements”) and related notes as of September 30, 2018, included elsewhere in this report, and our annual report for the year ended December 31, 2017 on Form 20-F.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND USE OF NON-IFRS MEASURES
This MD&A, particularly “Objectives and Financial Highlights – Overview of the Business” and “Additional Information – Trend Information”, contains “forward-looking information” within the meaning of applicable securities laws and regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States, as applicable.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

We disclose a number of financial measures in this MD&A that are calculated and presented using methodologies other than in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). We utilize these measures in managing our business, including performance measurement, capital allocation and valuation purposes and believe that providing these performance measures on a supplemental basis to our IFRS results is helpful to investors in assessing our overall performance. These financial measures should not be considered as a substitute for similar financial measures calculated in accordance with IFRS. We caution readers that these non-IFRS financial measures may differ from the calculations disclosed by other businesses, and as a result, may not be comparable to similar measures presented by others. Reconciliations of these non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, where applicable, are included within this MD&A.

OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Our sole material asset is our 47% interest in Brookfield Property L.P. (the “Operating Partnership”). As we have the ability to direct its activities pursuant to our rights as owners of the general partner units, we consolidate the Operating Partnership. Accordingly, our Financial Statements reflect 100% of its assets, liabilities, revenues, expenses and cash flows, including non-controlling interests therein, which capture the ownership interests of other third parties.

We also discuss the results of operations on a segment basis, consistent with how we manage our business. On July 1, 2018, the partnership realigned its LP Investments segment (formerly referred to as Opportunistic) to include the corporate function of the Brookfield-sponsored real estate opportunity funds, previously included in the Corporate segment, to more closely align with the how the partnership now presents financial information to the chief operating decision maker (“CODM”) and investors. As of September 30, 2018, the partnership is organized into four reportable segments: i) Core Office, ii) Core Retail, iii) LP Investments and iv) Corporate. These segments are independently and regularly reviewed and managed by the Chief Executive Officer, who is considered the CODM.

Our partnership’s equity interests include general partnership units (“GP Units”), publicly traded limited partnership units (“LP Units”), redeemable/exchangeable partnership units of the Operating Partnership (“Redeemable/Exchangeable Partnership Units”), special limited partnership units of the Operating Partnership (“Special LP Units”), limited partnership units of Brookfield Office Properties Exchange LP (“Exchange LP Units”) and Class A stock, par value $0.01 per share, of Brookfield Property REIT Inc. (“BPR Units”). Holders of the GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units will be collectively referred to throughout this MD&A as “Unitholders”. The LP Units, Redeemable/Exchangeable Partnership Units, Exchange LP Units and BPR Units have the same economic attributes in all respects, except that the holders of Redeemable/Exchangeable Partnership Units and BPR Units have the right to request that their units be redeemed for cash consideration. In the event that Brookfield Asset Management Inc. (“Brookfield Asset Management”) exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, Brookfield Asset Management, as holder of Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of our partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redeemable/Exchangeable Partnership Units as a component of non-controlling interests. The Exchange LP Units are exchangeable at any time on a one-for-one basis, at the option of the holder, for LP Units.We present the Exchange LP Units as a component of non-controlling interests. BPR Units provide their holders with the right to request that their units be redeemed for cash consideration. In the event the holders of BPR Units exercise this right, our partnership has the right at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participates in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest.

This MD&A includes financial data for the three and nine months ended September 30, 2018 and includes material information up to November 8, 2018. Financial data has been prepared using accounting policies in accordance with IFRS as issued by the IASB. Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. Unless otherwise specified, all operating and other statistical information is presented as if we own 100% of each property in our portfolio, regardless of whether we own all of the interests in each property, excluding information relating to our interests in China Xintiandi. We believe this is the most appropriate basis on which to evaluate the performance of properties in the portfolio relative to each other and others in the market. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Canadian Dollars (“C$”), Australian Dollars (“A$”), British Pounds (“£”), Euros (“€”), Brazilian Reais (“R$”), Indian Rupees (“₨”), Chinese Yuan (“C¥”), South Korean Won (“₩”) and United Arab Emirates Dirham (“AED”) are identified where applicable.

Additional information is available on our website at bpy.brookfield.com, or on www.sedar.com or www.sec.gov.

OVERVIEW OF THE BUSINESS
We are Brookfield Asset Management’s primary vehicle to make investments across all strategies in real estate. Our goal is to be a leading global owner and operator of high-quality real estate, that generates sustainable and growing distributions to our Unitholders and capital appreciation of our asset base over the long term. With approximately 17,000 employees involved in Brookfield Asset Management’s real estate businesses around the globe, we have built operating platforms in various real estate sectors, including in our:

CORE OFFICE PORTFOLIO		CORE RETAIL PORTFOLIO
Class A office assets in gateway markets around the globe		100 of the top 500 malls in the United States
●	150 premier properties	●	125 best-in-class malls and urban retail properties
●	99 million square feet	●	122 million square feet
●	93% occupancy	●	95% occupancy
●	8.2 year average lease term

LP INVESTMENTS PORTFOLIO
Invested in mispriced portfolios and / or properties with significant value-add
●	25,350 multifamily units	●	39 million square feet of industrial space
●	155 hospitality properties	●	49 student housing properties
●	322 triple-net-lease assets	●	144 office properties
●	90 self-storage properties	●	47 retail properties

    Our diversified Core portfolios consists of high-quality office and retail assets in some of the world’s most dynamic markets which have stable cash flow as a result of their long-term leases. We target between a 10% and 12% total return on our Core portfolios. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property net operating income (“NOI”) growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs for our development and redevelopment projects. We currently have approximately 11 million square feet of active development projects underway with another 9 million square feet in planning stages. Our development track record reflects successful completions on time and on budget. This portion of our balance sheet will be meaningful to earnings growth in our Core businesses throughout the next five to ten years as projects reach completion and begin to contribute rental revenue to our earnings.

Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions.

Overall, we seek to earn leveraged after-tax total returns of 12% to 15% on our invested capital. These returns will be comprised of current cash flow, distribution growth and capital appreciation. With our diversified cash flow profile from our Core Office, Core Retail, and LP Investments portfolios, our goal is to pay an attractive annual distribution to our Unitholders and to grow our distribution by 5% to 8% per annum. Capital appreciation will be reflected in the fair value gains that flow through our income statement as a result of our revaluation of investment properties in accordance with IFRS to reflect initiatives that increase property level cash flows, change the risk profile of the asset, reflect changes in market conditions, or portfolio premiums realized upon sale of these assets. From time to time, we will convert some or all of these unrealized gains to cash through asset sales, joint ventures or refinancings.

We believe our global scale and best-in-class operating platforms provide us with a unique competitive advantage as we are able to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest returns. We actively recycle assets on our balance sheet as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. In addition, due to the scale of our stabilized portfolio and flexibility of our balance sheet, our business model is self-funding and does not require us to access capital markets to fund our continued growth.

PERFORMANCE MEASURES
We expect to generate returns to Unitholders from a combination of healthy distributions and capital appreciation. Furthermore, if we are successful in increasing cash flow earned from our operations and realizing gains through the sale of assets in our LP Investments portfolio, we will be able to increase distributions at the targeted 5% to 8% per annum to Unitholders to provide them with an attractive total return on their investment.

We consider the following items to be important drivers of our current and anticipated financial performance:

•	Increases in occupancies by leasing vacant space and pre-leasing active developments;

•	Increases in rental rates through maintaining or enhancing the quality of our assets and as market conditions permit; and

•	Reductions in operating costs through achieving economies of scale and diligently managing contracts.

We also believe that key external performance drivers include the availability of the following:

•	Debt capital at a cost and on terms conducive to our goals;

•	Equity capital at a reasonable cost;

•	New property acquisitions that fit into our strategic plan; and

•	Opportunities to dispose of peak value or non-core assets.

In addition to monitoring, analyzing and reviewing earnings performance, we also review initiatives and market conditions that contribute to changes in the fair value of our investment properties. These value changes, combined with earnings, represent a total return on the equity attributable to Unitholders and form an important component in measuring how we have performed relative to our targets.

To measure our performance against these targets, as described above, we focus on NOI, same-property NOI, funds from operations (“FFO”), Company FFO, net income attributable to Unitholders and equity attributable to Unitholders. We use NOI, same-property NOI, FFO and Company FFO to evaluate our operating performance. Some of these performance metrics do not have standardized meanings prescribed by IFRS and therefore may differ from similar metrics used by other companies.

We define each of these measures as follows:

•
NOI: revenues from our commercial properties operations less direct commercial property expenses (“Commercial property NOI”) and revenues from our hospitality operations less direct hospitality expenses (“Hospitality NOI”).

•
Same-property NOI: a subset of NOI, which excludes NOI that is earned from assets acquired, disposed of or developed during the periods presented, not of a recurring nature, or from LP Investments assets.

•
FFO: net income, prior to fair value gains, net, depreciation and amortization of real estate assets, and income taxes less non-controlling interests of others in operating subsidiaries and properties therein. When determining FFO, we include our proportionate share of the FFO of unconsolidated partnerships and joint ventures and associates, as well as gains (or losses) related to properties developed for sale.

•
Company FFO: FFO before the impact of depreciation and amortization of non-real estate assets, transaction costs, gains (losses) associated with non-investment properties, imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method and the FFO that would have been attributable to the partnership’s shares of GGP if all outstanding warrants of GGP were exercised. Prior to the third quarter of 2017, the adjustment assumed net settlement of the outstanding warrants. For the third quarter of 2017, the adjustment is based on the cash settlement for all applicable warrants to reflect the partnership's settlement of the warrants on such basis which occurred in the fourth quarter of 2017.

•
Realized fair value gain from LP Investments: includes fair value gains from our LP Investments recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. These gains have previously been recognized in earnings through fair value gains, net. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from these realization events.

•	Net income attributable to Unitholders: net income attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

•	Equity attributable to Unitholders: equity attributable to holders of GP Units, LP Units, Redeemable/Exchangeable Partnership Units, Special LP Units, Exchange LP Units and BPR Units.

NOI is a key indicator of our ability to impact the operating performance of our properties. We seek to grow NOI through pro-active management and leasing of our properties. Same-property NOI in our Core Office and Core Retail segments allows us to segregate the impact of leasing and operating initiatives on the portfolio from the impact of investing activities and “one-time items”, which for the historical periods presented consist primarily of lease termination income. We reconcile NOI to net income on page 14.

We also consider FFO an important measure of our operating performance. FFO is a widely recognized measure that is frequently used by securities analysts, investors and other interested parties in the evaluation of real estate entities, particularly those that own and operate income producing properties. Our definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO, including the exclusion of gains (or losses) from the sale of investment properties, the add back of any depreciation and amortization related to real estate assets and the adjustment for unconsolidated partnerships and joint ventures. In addition to the adjustments prescribed by NAREIT, we also make adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS, and income taxes that arise as certain of our subsidiaries are structured as corporations as opposed to real estate investment trusts (“REITs”). These additional adjustments result in an FFO measure that is similar to that which would result if our partnership was organized as a REIT that determined net income in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), which is the type of organization on which the NAREIT definition is premised. Our FFO measure will differ from other organizations applying the NAREIT definition to the extent of certain differences between the IFRS and U.S. GAAP reporting frameworks, principally related to the timing of revenue recognition from lease terminations and sale of properties. Because FFO excludes fair value gains (losses), including equity accounted fair value gains (losses), realized gains (losses) on the sale of investment properties, depreciation and amortization of real estate assets and income taxes, it provides a performance measure that, when compared year-over-year, reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and interest costs, providing perspective not immediately apparent from net income. We reconcile FFO to net income on page 14 as we believe net income is the most comparable measure. We do not use FFO as a measure of cash flow generated from operating activities.

In addition, we consider Company FFO a useful measure for securities analysts, investors and other interested parties in the evaluation of our partnership’s performance. Company FFO, similar to FFO discussed above, provides a performance measure that reflects the impact on operations of trends in occupancy rates, rental rates, operating costs and interest costs. In addition, the adjustments to Company FFO relative to FFO allow the partnership insight into these trends for the real estate operations, by adjusting for non-real estate components. We reconcile net income to Company FFO on page 14.

Net income attributable to Unitholders and Equity attributable to Unitholders are used by the partnership to evaluate the performance of the partnership as a whole as each of the Unitholders participates in the economics of the partnership equally. In calculating Net income attributable to Unitholders per unit and Equity attributable to Unitholders per unit, the partnership excludes the impact of mandatorily convertible preferred units in determining the average number of units outstanding as the holders of mandatorily convertible preferred units do not participate in current earnings. We reconcile Net income attributable to Unitholders to net income on page 14 and Equity attributable to Unitholders to total equity on page 15.

FAIR VALUE OF INVESTMENT AND HOSPITALITY PROPERTIES

Investment properties

We measure all investment properties at fair value, including those held within equity accounted investments. Valuations are prepared at a balance sheet date with changes to those values recognized as gains or losses in the statement of income as mentioned above. Our valuations are generally prepared at the individual property level by internal investment professionals with the appropriate expertise in the respective industry, geography and asset type. We leverage their extensive expertise and experience in the valuation of properties accumulated through involvement in acquisitions and dispositions, negotiations with lenders and interactions with institutional private fund investors.

Substantially all of our investment properties are valued using one of two accepted income approaches, the discounted cash flow approach or the direct capitalization approach. The valuation methodology utilized is generally determined by asset class. Our office, retail and industrial assets are typically valued using a discounted cash flow methodology while our multifamily, triple net lease, self-storage, student housing and manufactured housing assets are typically valued using a direct capitalization methodology.

Under the discounted cash flow approach, cash flows for each property are forecast for an assumed holding period, generally, ten-years. A capitalization rate is applied to the terminal year net operating income and an appropriate discount rate is applied to those cash flows to determine a value at the reporting date. The forecast cash flows include assumptions prepared at the property level for lease renewal probabilities, downtime, capital expenditures, future leasing rates and associated leasing costs. The majority of property cash flows consist of contracted leases as a result of our core real estate portfolio having a combined 93.8% occupancy level and an average seven year lease life. Valuation assumptions, such as discount rates and terminal value multiples, are determined by the relevant investment professionals and applied to the cash flows to determine the values.

Under the direct capitalization method, a capitalization rate is applied to estimated stabilized annual net operating income to determine value. Capitalization rates are determined by our investment professionals based on market data from comparable transactions and third-party reports.

Hospitality properties

Hospitality properties are valued annually, at December 31, with increases in fair value generally recognized as revaluation surplus in the statement of comprehensive income, unless the increase reverses a previously recognized revaluation loss recorded through prior period net income. Our hospitality properties are valued on an individual location basis using a depreciated replacement cost approach. These valuations are generally prepared by external valuation professionals using information provided by management of the operating business. The fair value estimates for hospitality properties represent the estimated fair value of the property, plant and equipment of the hospitality business only and do not include any associated intangible assets.

Valuation methodology

All of our valuations are subject to various layers of review and controls as part of our financial reporting processes. These controls are part of our system of internal control over financial reporting that is assessed by management on an annual basis. Under the discounted cash flow model, the base cash flows are determined as part of our annual business planning process, prepared within each operating business and reviewed by the senior management teams responsible for each segment, along with senior investment professionals responsible for the relevant asset classes. Valuation assumptions such as discount rates and terminal capitalization rates are compared to market data, third party reports, research material and broker opinions as part of the review process.

External valuations

We have a number of properties externally appraised each year to support our valuation process and for other business purposes. We compare the results of those external appraisals to our internally prepared values and reconcile significant differences when they arise. During the three months ended September 30, 2018, we obtained external appraisals of 28 of our properties representing a gross property value of $12 billion (or 7% of the portfolio). These external appraisals were within 1% of management’s valuations. In addition, in connection with the acquisition of GGP, we engaged an external appraiser to value our Core Retail portfolio as of the date of the transaction, August 28, 2018. Also, each year we sell a number of assets, which provides support for our valuations, as we typically contract at prices comparable to IFRS values.

FINANCIAL STATEMENTS ANALYSIS
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our financial position and consolidated performance as of September 30, 2018 and December 31, 2017 and for the three and nine months ended September 30, 2018 and 2017. Further details on our results from operations and our financial positions are contained within the “Segment Performance” section beginning on page 17.

The following acquisitions and dispositions of consolidated properties affected our consolidated results in the comparative periods for the three and nine months ended September 30, 2018 and 2017:

In our Core Office segment:

•	In the third quarter of 2018, we acquired a development in the South Bronx, New York for consideration of $166 million.

•
In the third quarter of 2018, the partnership sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets after the sale. The interest was sold to our parent, which is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

•	In the first quarter of 2018, we acquired 333 West 34th Street in New York for $255 million through a joint venture with Brookfield Premier Real Estate Partners Pooling LLC (“BPREP”).

•
In the first quarter of 2018, we sold a 50% interest in Bay Adelaide Centre East and West Towers in Toronto for approximately C$850 million ($660 million) and we sold our interest in 1801 California Street in Denver for $286 million.

•	In the fourth quarter of 2017, we sold a 49% interest in One Liberty Plaza in New York for approximately $742 million and a realized gain of $171 million.

•	In the third quarter of 2017, we sold 20 Canada Square in London for approximately £410 million ($537 million) and realized a gain of approximately £71 million ($93 million).

In our Core Retail segment:

•
On August 28, 2018, we acquired all of the outstanding shares of common stock of GGP (“GGP acquisition”) other than those shares previously held by the partnership and our affiliates, which represented a 34% interest in GGP prior to the acquisition. In the transaction, former GGP shareholders elected to receive, for each GGP common share, subject to proration, either $23.50 in cash or either one LP Unit or one BPR Unit. As a result of the GGP acquisition, 161 million BPR Units and 88 million LP Units were issued to former GGP shareholders. BPR Units represent a publicly traded U.S. REIT security structured to provide an economic return identical to LP Units. BPR Units provide their holders with the right to request that their units be redeemable for cash consideration. In the event BPR Unitholders exercise this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with its LP Units, rather than cash, on a one-for-one basis. As a result, BPR Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of LP Units of our partnership. We present BPR Units as a component of non-controlling interest. We consolidated the results from BPR beginning August 28, 2018. The previous investment, which was reflected as an equity accounted investment, was derecognized at the time of acquisition.

In our LP Investments segment:

•
In the third quarter of 2018, we acquired a 100% leasehold interest in 666 Fifth Avenue, a commercial office asset in New York, for consideration of $1,252 million, and two community malls in Shanghai for consideration of C¥728 million ($110 million).

•	In the third quarter of 2018, we sold a portfolio of 112 self-storage properties for approximately $1.3 billion, realized a gain of approximately $292 million.

•	In the second quarter of 2018, we acquired an office building in Chicago for consideration of $35 million and an office portfolio in Mumbai for consideration of ₨2,726 million ($41 million).

•
In the first quarter of 2018, we acquired a portfolio of extended stay hotels across the U.S. for consideration of $764 million, a portfolio of student housing properties in the United Kingdom for consideration of £518 million ($739 million) and a United Kingdom based owner and operator of serviced apartments for consideration of £209 million ($287 million).

•	In the first quarter of 2018, we sold the Hard Rock Hotel and Casino in Las Vegas for $510 million.

•	In the fourth quarter of 2017, we sold an industrial portfolio in Europe for approximately €$2.4 billion ($2.8 billion) and a realized gain of approximately €1.0 billion ($1.2 billion).

•
In the fourth quarter of 2017, we acquired a portfolio of office assets in Mumbai for consideration of Rs6,623 million ($102 million), a mixed-use complex in Houston for consideration of $819 million, a hotel property in Toronto for consideration of C$335 million ($270 million), and two office assets in San Jose, California for consideration of $127 million.

The following acquisitions and dispositions of our equity accounted investments affected our income from unconsolidated properties results in the comparative periods ended September 30, 2018 and 2017:

In our Core Office segment:

•	In the fourth quarter of 2017, following the sale of a 49% interest in One Liberty Plaza in New York as described above, we reclassified our remaining 51% to equity accounted investments.

•	In the second quarter of 2017, we sold our equity accounted investment in 245 Park Avenue in Midtown New York for net proceeds of approximately $680 million.

For the purposes of the following comparison between the three and nine months ended September 30, 2018 and 2017, the above transactions are referred to as the property transactions. In addition to the property transactions, we will use same-property NOI from our Core Office and Core Retail segments to evaluate our operating results.

Summary Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income	$722	$659	$2,796	$1,510
Net income attributable to Unitholders(1)	380	168	1,444	241
NOI(1)	960	808	2,688	2,336
FFO(1)	123	197	561	626
Company FFO(1)	249	236	763	731

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 14.

Net income for the three months ended September 30, 2018 increased to $722 million from $659 million for the same period in the prior year. Net income per unit attributable to Unitholders for the three months ended September 30, 2018 was $0.44 compared with $0.22 in the prior year. The increase is primarily attributable to incremental NOI from property transactions since prior year. Also contributing higher NOI is leasing activity from our existing investments, particularly in our India office portfolio, and our Core Office assets in Downtown New York and Toronto at average rents higher than expiring rents, as well as our hospitality assets from property upgrades in the prior year. There were also fair value gains recognized in our LP investments segment, primarily on our office portfolio in India due to the completion of several developments and leasing activity as well as our industrial portfolio, due to strengthened market conditions.

Net income for the nine months ended September 30, 2018 increased to $2,796 million from $1,510 million for the same period in prior year. Net income per unit attributable to Unitholders for the nine months ended September 30, 2018 was $1.79 compared with $0.31 in the prior year. The increase is primarily attributable to the reasons mentioned above as well as the extinguishment of debt associated with the sale of a hospitality asset, the impact of property transactions, same-property growth in Core Office driven by leasing activity in London, in addition to Downtown New York and Toronto, at average rents higher than expiring rents and fair value gains in our LP Investments segment.

FFO decreased to $123 million during the three months ended September 30, 2018 compared with $197 million during the same period in the prior year. The decrease was driven by higher interest expense due to the GGP acquisition and property transactions. Also contributing to the decrease are higher transaction costs primarily due to the acquisition of 666 Fifth Avenue and general and administrative costs from the other property transactions and the negative impact of foreign currency translation. These decreases were partially offset by incremental NOI as mentioned above.

FFO decreased to $561 million during the nine months ended September 30, 2018 compared with $626 million during the same period in the prior year. The decrease was driven by the reasons mentioned above as well as a decrease in investment and other revenue recorded from the sale of develop-for-sale assets in our multifamily and industrial businesses in the prior period as these types of sales are sporadic in nature.

Operating Results

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property revenue	$1,251	$1,066	$3,478	$3,111
Hospitality revenue	502	410	1,460	1,214
Investment and other revenue	75	34	161	232
Total revenue	1,828	1,510	5,099	4,557
Direct commercial property expense	478	419	1,308	1,201
Direct hospitality expense	315	249	942	788
Investment and other expense	17	1	17	123
Interest expense	632	493	1,689	1,475
Depreciation and amortization	81	69	229	201
General and administrative expense	241	147	593	454
Total expenses	1,764	1,378	4,778	4,242
Fair value gains, net	556	339	1,943	717
Share of earnings from equity accounted investments	65	371	581	897
Income before taxes	685	842	2,845	1,929
Income tax expense (benefit)	(37)	183	49	419
Net income	$722	$659	$2,796	$1,510
Net income attributable to non-controlling interests of others in operating subsidiaries and properties	342	491	1,352	1,269
Net income attributable to Unitholders(1)	$380	$168	$1,444	$241

(1)
This is a non-IFRS measure our partnership uses to assess the performance of its operations as described in the “Performance Measures” section on page 3. An analysis of the measures and reconciliation to IFRS measures is included in the “Reconciliation of Non-IFRS measures” section on page 14.

Our basic and diluted net income attributable to Unitholders per unit and weighted average units outstanding are calculated as follows:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions, except per share information)	2018	2017	2018	2017
Net income attributable to Unitholders - basic(1)	$380	$168	$1,444	$241
Dilutive effect of conversion of capital securities - corporate(2)	7	—	20	—
Net income attributable to Unitholders - diluted	$387	$168	$1,464	$241

Weighted average number of units outstanding - basic(1)	873.5	774.0	807.1	775.1
Conversion of capital securities - corporate and options(2)	19.9	0.4	18.4	0.8
Weighted average number of units outstanding - diluted	893.4	774.4	825.5	775.9
Net income per unit attributable to Unitholders - basic(1)(3)	$0.44	$0.22	$1.79	$0.31
Net income per unit attributable to Unitholders - diluted(2)(3)	$0.43	$0.22	$1.77	$0.31

(1)
Basic net income attributable to Unitholders per unit requires the inclusion of preferred shares of the Operating Partnership that are mandatorily convertible into LP Units without an add back to earnings of the associated carry on the preferred shares.

(2)	The effect of the conversion of capital securities is anti-dilutive for the three and nine months ended September 30, 2017.

(3)	Net income attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

Commercial property revenue and direct commercial property expense

For the three months ended September 30, 2018, commercial property revenue increased by $185 million compared to the same period in the prior year due to the GGP acquisition, property acquisitions in our LP Investments segment, same-property growth in our Core Office segment and leasing activity in our LP Investments portfolio, primarily in India, offset by property dispositions in our Core Office segment and the negative impact of foreign currency translation. The GGP acquisition resulted in consolidation of the investment which is contributing $129 million to commercial property revenue as compared to nil in the prior periods as the investment was previously accounted for under the equity method. The property transactions contributed to a $76 million increase in revenue. Our Core Office portfolio generated 5.1% same-property growth, largely driven by leasing activity in Downtown New York and Toronto.

Direct commercial property expense increased by $59 million largely due to the acquisition of GGP and additional expenses relating to the property transactions. The GGP acquisition resulted in consolidation of the investment which is contributing $36 million to commercial property expense as compared to nil in the prior periods as the investment was previously accounted for under the equity method. Margins in 2018 were 61.8%, an increase of 1% over 2017.

For the nine months ended September 30, 2018, commercial property revenue increased by $367 million compared to the same period in the prior year due to the GGP acquisition, property transactions, and same-property growth in our Core Office segment. The GGP acquisition resulted in consolidation of the investment which is contributing $129 million to commercial property revenue as compared to nil in the prior periods as the investment was previously accounted for under the equity method. Property transactions contributed to a $254 million increase in revenue. Our Core Office portfolio generated 4.6% same-property growth, largely driven by leasing activity in Downtown New York, London and Toronto. These increases were partially offset by the negative impact of foreign currency translation.

Direct commercial property expense increased by $107 million largely due to additional expenses relating to property transactions. Margins in 2018 were 62.4%, an increase of 1% over 2017.

Commercial property NOI increased by $126 million to $773 million during the three months ended September 30, 2018 compared with $647 million during the same period in the prior year. For the nine months ended September 30, 2018, commercial property NOI increased by $260 million to $2,170 million compared with $1,910 million during the same period in the prior year. The increases was primarily driven by property transactions and same-property growth.

Hospitality revenue and direct hospitality expense
For the three months ended September 30, 2018, hospitality revenue increased by $92 million compared to the same period in the prior year. This increase was primarily a result of property transactions and the impact of redevelopment initiatives as well as lower revenues from the impact of Hurricane Irma at the Atlantis during the third quarter of 2017. Direct hospitality expense increased to $315 million for the three months ended September 30, 2018, compared to $249 million in the same period in the prior year.

For the nine months ended September 30, 2018, hospitality revenue increased by $246 million compared to the same period in the prior year. This increase was due to the reasons noted above, offset by the disposition of the Hard Rock Hotel and Casino in Las Vegas.

Direct hospitality expense increased to $942 million for the nine months ended September 30, 2018, compared to $788 million in the same period in the prior year primarily due to acquisitions, and the impact of foreign exchange, offset by the renovations mentioned above. Margins were 37.3% and 35.5% for the three and nine ended September 30, 2018, respectively, representing a decrease of 2.0% and an increase of 0.4%, respectively.

Hospitality NOI increased by $26 million to $187 million during the three months ended September 30, 2018 compared to $161 million during the same period in the prior year. For the nine months ended September 30, 2018, hospitality NOI increased by $92 million to $518 million compared to $426 million during the same period in the prior year. The increase is primarily due to property transactions partially offset by the negative impact of foreign currency translation.

Investment and other revenue and investment and other expense
Investment and other revenue includes management fees, leasing fees, development fees, interest income and other non-rental revenue. Investment and other revenue increased by $41 million and decreased by $71 million for the three and nine months ended September 30, 2018, respectively, as compared to the same period in the prior year. The increase for the three months ended September 30, 2018 is primarily due to increased property management fee revenue from our continued management of 245 Park Avenue following its sale in the second quarter of 2017 and One Liberty Plaza in New York following the partial disposition in the fourth quarter of 2017 as well as increased asset management fees from development projects. The decrease for the nine months ended September 30, 2018 is primarily due to revenue recorded from the sale of develop-for-sale assets in our multifamily and industrial businesses in the prior periods compared to nil in the current periods, as these types of sales are sporadic in nature.

Investment and other expense increased by $16 million and decreased by $106 million for the three and nine months ended September 30, 2018, respectively, as compared to the same period in the prior year. The increase for the three months ended September 30, 2018 was primarily due to expenses due to our manufactured housing home sales. The decrease compared to the nine months ended September 30, 2017 is primarily due to expenses associated with the sale of develop-for-sale assets in our multifamily and industrial businesses in the prior periods as mentioned above.

Interest expense
Interest expense increased by $139 million for the three months ended September 30, 2018 as compared to the same period in the prior year. Interest expense increased by $214 million for the nine months ended September 30, 2018 as compared to the same period in the prior year. These increases were due to the assumption of debt obligations as a result of GGP acquisition and property transactions, incremental debt raised from temporary drawdowns on our credit facilities to source the capital required for acquisitions and through refinancings on individual properties, as well as an increase in the weighted average variable interest rate during the year. These increases were partially offset by disposition activity.

General and administrative expense
General and administrative expense increased by $94 million for the three months ended September 30, 2018 as compared to the same period in the prior year. General and administrative expense increased by $139 million for the nine months ended September 30, 2018 as compared to the same period in the prior year. These increases were primarily attributable to operating and transaction costs related to property transactions.

Fair value gains, net
Fair value gains, net includes valuation gains (losses) on commercial properties and developments as well as mark-to-market adjustments on financial instruments and derivatives and foreign currency gains (losses) on disposal of assets denominated in foreign currencies. While we measure and record our commercial properties and developments using valuations prepared by management in accordance with our policy, external appraisals and market comparables, when available, are used to support our valuations.

Fair value gains, net for our Core Office sector of $135 million were recognized in the three months ended September 30, 2018. These gains primarily related to gains in Toronto and Sydney as a result of changes in valuation metrics. Fair value gains, net for our Core Office segment in the nine months ended September 30, 2018 were $164 million. These gains primarily related to our Sydney portfolio as mentioned above, gains on our London portfolio, and gains from disposition of an interest in Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver. These gains were partially offset by losses in our Downtown New York portfolio.

The prior year included fair value losses primarily related to properties in Downtown New York as a result of changes in valuation metrics and leasing activity in the first quarter of 2017, the recognition of a $50 million foreign currency loss reclassified from accumulated other comprehensive income from the sale of 20 Canada Square in London in the third quarter of 2017 as well as valuation losses in energy-dependent markets of Houston and Calgary. These losses were partially offset by fair value gains at Brookfield Place East Tower in Calgary, as well as properties in Sydney and Toronto as a result of rate compression of valuation metrics and new leasing.

Fair value gains, net were recognized for Core Retail in the three and nine months ended September 30, 2018, relating to the GGP acquisition.

In the prior year, Fair value losses, net for the Core Retail segment related to the depreciation of our warrants in GGP which fluctuated with changes in the market price of the underlying shares.

Fair value gains, net for the LP Investments segment in the three and nine months ended September 30, 2018 were $342 million and $1,500 million, respectively. We recorded fair value gains from our office portfolio in India, due to leasing activity and the completion of several developments during the period and our industrial portfolio due to strengthened market conditions in certain regions and compressed discount rates as our development portfolio nears completion. We also recorded fair value gains, net on the sale of a self-storage portfolio. In the second quarter of 2018, we recorded a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These increases were partially offset by fair value losses on our retail portfolio.

The prior year included fair value gains in our office portfolio in India and South Korea, gains on our European industrial portfolio that was sold in the fourth quarter of 2017, and gains on the acquisitions of our manufactured housing portfolio and a student housing portfolio of $107 million and $27 million, respectively, as a result of changes in the underlying market conditions in the period between signing the purchase and sale agreements and closing of the acquisition.

In addition, for the three months ended September 30, 2018, we recorded fair value gains, net of nil (2017 - fair value losses, net of $9 million) and for the nine months ended September 30, 2018 we recorded fair value gains, net of $200 million (2017 - fair value losses, net of $35 million), primarily related to mark-to-market adjustments of financial instruments and the settlement of derivative contracts during the quarter.

Share of net earnings from equity accounted investments
Our most material equity accounted investments are Canary Wharf and Manhattan West in our Core Office sector, Ala Moana Center in Hawaii, Fashion Show and Grand Canal Shoppes in Las Vegas in our Core Retail segment and the Diplomat hotel and our interest in the second value-add multifamily fund in our LP Investments segment.

Our share of net earnings from equity accounted investments for the three months and nine months ended September 30, 2018 of $65 million and $581 million, respectively, represents a decrease of $306 million and a decrease of $316 million, respectively compared to the prior year.

The decreases were primarily due to the valuation losses recognized on our Core Retail portfolio for the periods prior to the GGP acquisition, where our 34% interest in GGP was equity accounted.

Reconciliation of Non-IFRS measures
As described in the “Performance Measures” section on page 3, our partnership uses non-IFRS measures to assess the performance of its operations. An analysis of the measures and reconciliation to IFRS measures is included below.

The following table reconciles NOI to net income for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property revenue	$1,251	$1,066	$3,478	$3,111
Direct commercial property expense	(478)	(419)	(1,308)	(1,201)
Commercial property NOI	773	647	2,170	1,910
Hospitality revenue	502	410	1,460	1,214
Direct hospitality expense	(315)	(249)	(942)	(788)
Hospitality NOI	187	161	518	426
Total NOI	960	808	2,688	2,336
Investment and other revenue	75	34	161	232
Share of net earnings from equity accounted investments	65	371	581	897
Interest expense	(632)	(493)	(1,689)	(1,475)
Depreciation and amortization	(81)	(69)	(229)	(201)
General and administrative expense	(241)	(147)	(593)	(454)
Investment and other expense	(17)	(1)	(17)	(123)
Fair value gains, net	556	339	1,943	717
Income before taxes	685	842	2,845	1,929
Income tax expense	37	(183)	(49)	(419)
Net income	$722	$659	$2,796	$1,510
Net income attributable to non-controlling interests	342	491	1,352	1,269
Net income attributable to Unitholders	$380	$168	$1,444	$241

The following table reconciles net income to FFO and Company FFO for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income	$722	$659	$2,796	$1,510
Add (deduct):
Fair value gains, net	(556)	(339)	(1,943)	(717)
Share of equity accounted fair value (gains) losses, net	52	(182)	(33)	(248)
Depreciation and amortization of real estate assets	70	62	201	177
Income tax expense (benefit)	(37)	183	49	419
Non-controlling interests in above items	(128)	(186)	(509)	(515)
FFO	$123	$197	$561	$626
Add (deduct):
Depreciation and amortization of non-real-estate assets, net(1)	9	7	24	20
Transaction costs, net(1)	103	10	136	26
(Gains)/losses associated with non-investment properties, net(1)	1	(1)	4	(1)
Imputed interest(2)	13	8	38	22
Net contribution from GGP warrants(3)	—	15	—	38
Company FFO	$249	$236	$763	$731

(1)	Presented net of non-controlling interests.

(2)	Represents imputed interest associated with financing the partnership’s share of commercial developments accounted for under the equity method.

(3)
Represents incremental FFO that would have been attributable to the partnership’s share of GGP, if all outstanding warrants of GGP had been exercised. In the three and nine months ended September 30, 2017, the adjustment assumed net settlement of the outstanding warrants. All of our outstanding warrants of GGP were exercised and settled in the fourth quarter of 2017.

Statement of Financial Position Highlights and Key Metrics

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Investment properties
Commercial properties	$69,940	$48,780
Commercial developments	4,017	2,577
Equity accounted investments	21,940	19,761
Property, plant and equipment	6,863	5,457
Cash and cash equivalents	2,444	1,491
Assets held for sale	391	1,433
Total assets	111,583	84,347
Debt obligations	54,381	36,884
Liabilities associated with assets held for sale	148	1,316
Total equity	45,758	35,124
Equity attributable to Unitholders(1)	$28,274	$22,186
Equity per unit(2)	$28.60	$30.74

(1)	Equity attributable to Unitholders is a non-IFRS measure as described in the “Performance Measures” section on page 3.

(2)	Assumes conversion of mandatorily convertible preferred shares. See page 17 for additional information.

As of September 30, 2018, we had $111,583 million in total assets, compared with $84,347 million at December 31, 2017. This $27,236 million increase reflects the aforementioned acquisition activity since the prior year, primarily due to the GGP acquisition.

Commercial properties are commercial, operating, rent-producing properties. Commercial properties increased from $48,780 million at the end of 2017 to $69,940 million at September 30, 2018. The increase was largely due to the GGP acquisition and property transactions, as well as incremental capital spent to maintain or enhance properties, and valuation gains within our LP Investments portfolio. This was offset by the full or partial disposition of certain assets during the current year and the negative impact of foreign currency translation based on closing spot rates.

Commercial developments consist of commercial property development sites, density rights and related infrastructure. The total fair value of development land and infrastructure was $4,017 million at September 30, 2018, an increase of $1,440 million from the balance at December 31, 2017. The increase is primarily attributable to the GGP acquisition and property transactions, incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents the changes in investment properties from December 31, 2017 to September 30, 2018:

	Sep. 30, 2018
(US$ Millions)	Commercial properties	Commercial developments
Investment properties, beginning of period	$48,780	$2,577
Acquisitions	22,479	936
Capital expenditures	614	837
Dispositions(1)	(647)	(3)
Fair value gains, net	626	454
Foreign currency translation	(1,165)	(98)
Transfer between commercial properties and commercial developments	688	(688)
Reclassifications to assets held for sale and other changes	(1,435)	2
Investment properties, end of period	$69,940	$4,017

(1)	Property dispositions represent the carrying value on date of sale.

Equity accounted investments increased by $2,179 million since December 31, 2017. In connection with the acquisition of GGP, our former equity accounted investment balance derecognized as of August 28, 2018, as the investment was consolidated as of this date. In advance of the acquisition, GGP entered into a number of joint venture arrangements related to the sale of partial interests in certain properties, which are now accounted for under the equity method. In addition, this net increase was offset by the weakening of the British Pound against the U.S. Dollar, primarily impacting our investment in Canary Wharf, and return of capital and distributions received during the period.

The following table presents a roll-forward of changes in our equity accounted investments:

(US$ Millions)	Sep. 30, 2018
Equity accounted investments, beginning of period	$19,761
GGP joint ventures acquired from business acquisition(1)	10,850
Write-off of pre-acquisition GGP equity interest(1)	(8,349)
Additions	510
Disposals and return of capital distributions	(647)
Share of net earnings from equity accounted investments	581
Distributions received	(362)
Foreign currency translation	(300)
Other comprehensive income and other	(104)
Equity accounted investments, end of period	$21,940

(1)
During the third quarter of 2018, we acquired the outstanding shares of common stock of GGP other than those shares previously held by our partnership, representing a 34% interest in GGP prior to the acquisition. As a result of the acquisition, GGP’s interest in joint ventures of $10,850 million was added to the balance of equity accounted investments, offset by the deconsolidation of the partnership’s 34% interest of $7,769 million and fair value loss of $580 million from adjusting the partnerships interest in GGP to its fair value immediately prior to acquiring control. See Note 3, Acquisition of GGP Inc., for further information.

Property, plant and equipment increased by $1,406 million since December 31, 2017, primarily as a result of property transactions. These increases were offset by the negative impact of foreign currency translation related to our Center Parcs UK portfolio and depreciation expense during the current year.

As of September 30, 2018, assets held for sale primarily included two Core Office buildings in Canada: Queens Quay Terminal in Toronto; and an interest in Jean Edwards Tower in Ottawa. These assets were sold in the fourth quarter of 2018.

The following table presents changes in our assets held for sale from December 31, 2017 to September 30, 2018:

(US$ Millions)	Sep. 30, 2018
Balance, beginning of period	$1,433
Reclassification to/(from) assets held for sale, net	1,481
Disposals	(2,535)
Fair value adjustments	75
Foreign currency translation	(17)
Other	(46)
Balance, end of period	$391

Our debt obligations increased to $54,381 million at September 30, 2018 from $36,884 million at December 31, 2017. Contributing to this increase was the addition of property-specific borrowings related to acquisition activity during the period, primarily from the GGP acquisition, as noted above, as well as higher funds subscription facilities and corporate debt facilities. These increases were partially offset by the disposition of encumbered assets during the period and the repayment of certain subsidiary borrowings.

The following table presents additional information on our partnership’s outstanding debt obligations:

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Corporate borrowings	$1,991	$1,359
Funds subscription facilities	2,116	432
Non-recourse borrowings
Property-specific borrowings	44,481	33,401
Subsidiary borrowings	5,793	1,692
Total debt obligations	$54,381	$36,884
Current	4,472	6,135
Non-current	49,909	30,749
Total debt obligations	$54,381	$36,884

The following table presents the components used to calculate equity attributable to Unitholders per unit:

(US$ Millions, except unit information)	Sep. 30, 2018	Dec. 31, 2017
Total equity	$45,758	$35,124
Less:
Interests of others in operating subsidiaries and properties	17,484	12,938
Equity attributable to Unitholders	28,274	22,186
Mandatorily convertible preferred shares	1,616	1,597
Total equity attributable to Unitholders	29,890	23,783
Partnership units	974,990,762	703,615,432
Mandatorily convertible preferred shares	70,038,910	70,038,910
Total partnership units	1,045,029,672	773,654,342
Equity attributable to Unitholders per unit	$28.60	$30.74

Equity attributable to Unitholders was $28,274 million at September 30, 2018, an increase of $6,088 million from the balance at December 31, 2017. The increase was a primarily due to the issuance of LP Units and BPR Units relating to the GGP acquisition and net income during the period partially offset by distributions. Assuming the conversion of mandatorily convertible preferred shares, equity attributable to Unitholders decreased to $28.60 per unit at September 30, 2018 from $30.74 per unit at December 31, 2017.

Interests of others in operating subsidiaries and properties was $17,484 million at September 30, 2018, an increase of $4,546 million from the balance of $12,938 million at December 31, 2017. The increase was primarily a result of the GGP acquisition as well as new LP Investments through Brookfield Asset Management-sponsored funds in which the partnership is a limited partner.

SUMMARY OF QUARTERLY RESULTS

	2018			2017				2016
(US$ Millions, except per unit information)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue(1)	$1,828	$1,651	$1,620	$1,578	$1,510	$1,519	$1,528	$1,363
Direct operating costs	793	716	741	707	668	689	632	639
Net income	722	1,051	1,023	958	659	664	187	92
Net income (loss) attributable to Unitholders	380	534	530	134	168	239	(166)	(62)
Net income (loss) per share attributable to Unitholders - basic	$0.44	$0.69	$0.69	$0.17	$0.22	$0.31	$(0.21)	$(0.08)
Net income (loss) per share attributable to Unitholders - diluted	$0.43	$0.68	$0.68	$0.17	$0.22	$0.31	$(0.21)	$(0.08)

(1)
We adopted IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 15, Revenues from Contracts with Customers (“IFRS 15”), in 2018 using the modified retrospective method. The comparative information for periods prior to 2018 has not been restated and is reported under the accounting standards effective for those periods.

Revenue varies from quarter to quarter due to acquisitions and dispositions of commercial and other income producing assets, changes in occupancy levels, as well as the impact of leasing activity at market net rents. In addition, revenue also fluctuates as a result of changes in foreign exchange rates and seasonality. Seasonality primarily affects our retail assets, wherein the fourth quarter exhibits stronger performance in conjunction with the holiday season. In addition, our North American hospitality assets generally have stronger performance in the winter and spring months compared to the summer and fall months, while our European hospitality assets exhibit the strongest performance during the summer months. Fluctuations in our net income is also impacted by the fair value of properties in the period to reflect changes in valuation metrics driven by market conditions or property cash flows.

SEGMENT PERFORMANCE

Our operations are organized into four operating segments which include Core Office, Core Retail, LP Investments and Corporate.

The following table presents FFO by segment:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Core Office	$114	$113	$374	$408
Core Retail	71	113	300	331
LP Investments	45	79	200	205
Corporate	(107)	(108)	(313)	(318)
FFO	$123	$197	$561	$626

The following table presents equity attributable to Unitholders by segment as of September 30, 2018 and December 31, 2017:

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Core Office	$14,489	$13,913
Core Retail	13,618	8,844
LP Investments	5,585	5,010
Corporate	(5,418)	(5,581)
Total	$28,274	$22,186

Core Office

Overview
Our Core Office portfolio consists of interests in 150 high-quality office properties totaling approximately 99 million square feet, which are located primarily in the world’s leading commercial markets such as New York, London, Los Angeles, Washington, D.C., Sydney, Toronto, and Berlin, as well as approximately 11 million square feet of active office and multifamily developments. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Office portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Office segment for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
FFO	$114	$113	$374	$408
Net income attributable to Unitholders	383	67	678	26

FFO from our Core Office segment was $114 million for the three months ended September 30, 2018 as compared to $113 million in the same period in the prior year. This increase is largely attributable to property transactions and same-property growth, offset by the negative impact of foreign translation.

FFO from our Core Office segment was $374 million for the nine months ended September 30, 2018 as compared to $408 million in the same period in the prior year. This decrease is largely attributable to dispositions as mentioned in property transactions, higher transaction costs relating to property transactions and the negative impact of foreign currency translation. These decreases were partially offset by same-property growth.

Net income attributable to Unitholders increased by $316 million to $383 million during the three months ended September 30, 2018 as compared to $67 million during the same period in 2017. The increase was primarily a result of fair value gains recorded in the current period related to properties in Toronto and Sydney as a result of changes in valuation metrics as well as higher share of net earnings from equity accounted investments as detailed in property transactions.

Net income attributable to Unitholders increased by $652 million to $678 million during the nine months ended September 30, 2018 as compared to $26 million during the same period in 2017. The increase is largely attributable to fair value gains recorded at our properties in Toronto, Sydney and London portfolios as a result of changes in valuation metrics, a gain resulting from a change in the tax status of Canary Wharf and fair value gains realized on the dispositions of Bay Adelaide Centre East and West Towers in Toronto and 1801 California Street in Denver compared to fair value losses in Downtown New York in the first quarter of 2017.

Leasing Activity
The following table presents key operating metrics for our Core Office portfolio as at and for the three months ended September 30, 2018 and 2017:

	Consolidated		Unconsolidated
(US$ Millions, except where noted)	Sep. 30, 2018	Sep. 30, 2017	Sep. 30, 2018	Sep. 30, 2017
Total portfolio:
NOI(1)	$271	$268	$106	$101
Number of properties	78	76	72	70
Leasable square feet (in thousands)	49,255	52,368	30,896	28,237
Occupancy	91.9%	90.7%	94.6%	93.6%
In-place net rents (per square foot)(2)	$29.18	$27.92	$44.97	$44.99
Same-property:
NOI(1,2)	$249	$237	$94	$88
Number of properties	74	74	69	69
Leasable square feet (in thousands)	48,602	48,606	28,246	28,237
Occupancy	91.8%	90.5%	94.6%	93.6%
In-place net rents (per square foot)(2)	$28.83	$28.54	$45.57	$44.25

(1)	NOI for unconsolidated properties is presented on a proportionate basis, representing the Unitholders’ interest in the property.

(2)	Prior period presented using the September 30, 2018 exchange rate.

NOI from our consolidated properties increased to $271 million during the three months ended September 30, 2018 and 2017. Increased same-property NOI for our consolidated properties was offset by dispositions in New York, Toronto and Denver. Same-property NOI for our consolidated properties for the three months ended September 30, 2018 compared with the same period in the prior year increased by $12 million to $249 million. This increase was primarily the result of lease commencements in Downtown New York and Toronto and higher in-place net rents.

NOI from our unconsolidated properties, which is presented on a proportionate basis, increased by $5 million to $106 million during the three months ended September 30, 2018, compared to $101 million during the period in the prior year. This increase is attributable to the inclusion of One Liberty Plaza in New York in unconsolidated properties following the sale of a 49% interest in the fourth quarter of 2017. This increase was partially offset by the disposition of 245 Park Avenue in New York in the third quarter of 2017. Same-property NOI for our unconsolidated properties for the three months ended September 30, 2018 increased by $6 million compared with the same period in the prior year primarily due to leasing activity.

The following table presents certain key operating metrics related to leasing activity in our Core Office segment for the nine months ended September 30, 2018 and 2017:

	Total portfolio
(US$, except where noted)	Sep. 30, 2018	Sep. 30, 2017
Leasing activity (square feet in thousands)
New leases	2,420	3,470
Renewal leases	2,060	3,305
Total leasing activity	4,480	6,775
Average term (in years)	8.2	8.2
Year one leasing net rents (per square foot)(1)	$31.66	$34.38
Average leasing net rents (per square foot)(1)	34.48	37.68
Expiring net rents (per square foot)(1)	30.94	27.63
Estimated market net rents for similar space (per square foot)(1)	39.35	38.49
Tenant improvement and leasing costs (per square foot)	50.27	72.31

(1)	Presented using normalized foreign exchange rates, using the September 30, 2018 exchange rate.

For the nine months ended September 30, 2018, we leased approximately 4.5 million square feet at average in-place net rents of $34.48 per square foot. Approximately 54% of our leasing activity represented new leases. Our overall Core Office portfolio’s in-place net rents are currently 10% below market net rents, which gives us confidence that we will be able to increase our NOI in the coming years as we sign new leases. For the nine months ended September 30, 2018, tenant improvements and leasing costs related to leasing activity were $50.27 per square foot, compared to $72.31 per square foot in the prior year.

We calculate net rent as the annualized amount of cash rent receivable from leases on a per square foot basis, including tenant expense reimbursements, less operating expenses being incurred for that space, excluding the impact of straight-lining rent escalations or amortization of free rent periods. This measure represents the amount of cash, on a per square foot basis, generated from leases in a given period.

Valuation Metrics
The key valuation metrics for commercial properties in our Core Office segment on a weighted-average basis are as follows:

	Sep. 30, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
United States	7.0%	5.6%	12	7.0%	5.8%	13
Canada	6.0%	5.5%	10	6.1%	5.5%	10
Australia	6.9%	6.1%	10	7.0%	6.1%	10
Brazil	9.6%	7.6%	7	9.7%	7.6%	7
Unconsolidated properties
United States	6.6%	5.3%	11	6.5%	5.3%	11
Australia	6.7%	5.8%	10	7.0%	5.8%	10
Europe(1)	4.7%	4.8%	10	4.8%	4.8%	10

(1)
Certain properties in Europe accounted for under the equity method are valued using both discounted cash flow and yield models. For comparative purposes, the discount and terminal capitalization rates and investment horizon calculated under the discounted cash flow method are presented in the table above.

Financial Position
The following table provides an overview of the financial position of our Core Office segment as at September 30, 2018 and December 31, 2017:

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Investment properties
Commercial properties	$21,617	$21,671
Commercial developments	2,516	1,598
Equity accounted investments	8,399	8,235
Participating loan interests	266	517
Accounts receivable and other	1,022	766
Cash and cash equivalents	570	360
Assets held for sale	241	648
Total assets	$34,631	$33,795
Debt obligations	12,264	13,124
Capital securities	855	813
Accounts payable and other liabilities	1,446	1,404
Deferred tax liability	1,049	1,162
Liabilities associated with assets held for sale	82	288
Non-controlling interests of others in operating subsidiaries and properties	4,446	3,091
Equity attributable to Unitholders	$14,489	$13,913

Equity attributable to Unitholders increased by $576 million to $14,489 million at September 30, 2018 from $13,913 million at December 31, 2017. The increase was primarily a result of income earned in the current period.

Commercial properties totaled $21,617 million at September 30, 2018, compared to $21,671 million at December 31, 2017. The decrease was driven by disposition of our 51% interest in 1801 California Street, the negative impact of foreign currency translation and the reclassification of Queens Quay Terminal in Toronto and an interest in Jean Edwards Tower in Ottawa to assets held for sale. These assets were sold in the fourth quarter of 2018.

Commercial developments increased by $918 million from December 31, 2017 to September 30, 2018. The increase was primarily due to acquisition activity, incremental capital spend on our active developments, and a gain recognized at 100 Bishopsgate in London as the development is nearing completion.

The following table presents changes in our partnership’s equity accounted investments in the Core Office segment from December 31, 2017 to September 30, 2018:

(US$ Millions)	Sep. 30, 2018
Equity accounted investments, beginning of period	$8,235
Additions	289
Disposals and return of capital distributions	(536)
Share of net income, including fair value gains	596
Distributions received	(61)
Foreign currency translation	(196)
Other	72
Equity accounted investments, end of period	$8,399

Equity accounted investments increased by $164 million since December 31, 2017 to $8,399 million at September 30, 2018. The increase was driven by our share of income and additions, partially offset by dispositions, capital distributions and the negative impact of foreign currency translation.

Debt obligations decreased from $13,124 million at December 31, 2017 to $12,264 million at September 30, 2018. This decrease is the result of repayment of debt for the dispositions in Toronto and Denver. This decrease is partially offset by refinancing activity of property-level debt related to office properties and drawdowns on existing facilities to fund capital expenditures on development properties.

The following table provides additional information on our outstanding capital securities – Core Office:

(US$ Millions)	Shares outstanding	Cumulative dividend rate	Sep. 30, 2018	Dec. 31, 2017
Brookfield Office Properties Inc. (“BPO”) Class B Preferred Shares:
Series 1(2)	3,600,000	70% of bank prime	—	—
Series 2(2)	3,000,000	70% of bank prime	—	—
Brookfield Global Real Estate Special Opportunities Inc. (“BGRESOI”) Preferred Shares	19,844	4.00%	20	—
Capital Securities – Fund Subsidiaries			835	813
Total capital securities			$855	$813

(1)
BPO Class B Preferred Shares, Series 1 and 2 capital securities are owned by Brookfield Asset Management. BPO has an offsetting loan receivable against these securities earning interest at 95% of bank prime.

We had $835 million of capital securities – fund subsidiaries outstanding at September 30, 2018 as compared to $813 million at December 31, 2017. Capital securities – fund subsidiaries includes $798 million (December 31, 2017 - $775 million) of equity interests in Brookfield DTLA Holdings LLC (“DTLA”) held by co-investors in the fund, which have been classified as a liability, rather than as non-controlling interest, as holders of these interests can cause DTLA to redeem their interests in the fund for cash equivalent to the fair value of the interests on October 15, 2023, and on every fifth anniversary thereafter. In addition, capital securities – fund subsidiaries also includes $37 million at September 30, 2018 (December 31, 2017 - $38 million) which represents the equity interests held by the partnership’s co-investor in the Brookfield D.C. Office Partners LLC ("D.C.Fund"), which have been classified as a liability, rather than as non-controlling interest, due to the fact that on June 18, 2023, and on every second anniversary thereafter, the holders of these interests can redeem their interests in the D.C. Fund for cash equivalent to the fair value of the interests.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Office segment as of September 30, 2018:

	Total square feet under construction (in 000’s)	Proportionate square feet under construction (in 000’s)	Expected date of accounting stabilization		Cost				Loan
(Millions, except square feet in thousands)				Percent pre-leased	Total(1)		To-date		Total		Drawn
Office:
100 Bishopsgate, London	938	938	Q2 2020	67%		£875		£732		£515		£360
655 New York Avenue, Washington, D.C.(2)	766	383	Q3 2020	71%		$285		$248		$200		$113
One Manhattan West, Midtown New York(2)	2,117	868	Q3 2020	84%		$778		$465		$511		$164
1 Bank Street, London(2)	715	358	Q4 2020	40%		£257		£191		£225		£88
ICD Brookfield Place, Dubai (2)	1,104	552	Q1 2021	6%	AED	1,256	AED	892	AED	775	AED	362
Wood Wharf - Office, London(2)	423	211	Q2 2021	42%		£125		£10		£—		£—
Bay Adelaide North, Toronto	820	820	Q4 2022	64%	C$	498	C$	64	C$	—	C$	—
Multifamily:
Principal Place - Residential, London(2)(3)	303	152	Q1 2019	n/a		£190		£150		£122		£88
Camarillo, California(2)	413	409	Q2 2019	n/a		$127		$126		$82		$69
Wood Wharf - 10 Park Drive, London(2)(3)	269	135	Q1 2020	n/a		£102		£69		£80		£20
Studio Plaza, Maryland(2)	343	296	Q1 2020	n/a		$106		$90		$69		$20
Greenpoint Landing Building G, New York(2)	250	173	Q4 2019	n/a		$199		$170		$118		$66
Southbank Place(2)(3)	669	167	Q4 2019	n/a		£232		£145		£126		£41
Wood Wharf - 8 Water Street & 2 George Street, London(2)	371	186	Q4 2020	n/a		£151		£90		£117		£55
Newfoundland, London(2)	545	273	Q1 2021	n/a		£249		£171		£154		£57
Greenpoint Landing Building F, New York(2)	310	295	Q2 2021	n/a		$358		$139		$—		$—
Wood Wharf - One Park Drive, London(2)(3)	430	215	Q2 2021	n/a		£221		£87		£135		£—
Total	10,786	6,431

(1)	Net of NOI earned during stabilization.

(2)	Presented on a proportionate basis at our ownership interest in each of these developments.

(3)	Represents condominium/market sale developments.

Our development pipeline consists of prominent, large-scale projects located primarily in the high growth markets of London and New York. For the office developments, we look to secure anchor leases before launching the projects. We monitor the scope and progress of our active developments and have an established track record of completion on time and within budget total costs. We have recently completed office towers in the prime markets of Toronto, London, and Perth and completed two urban multifamily developments in New York. In the near term we expect to complete two landmark office towers in New York and London. Our recently completed developments, along with our active pipeline are a large contributing factor to our target growth of 10% to 12% on our Core Office portfolio.

Reconciliation of Non-IFRS Measures – Core Office

The key components of NOI in our Core Office segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property revenue	$492	$510	$1,472	$1,522
Hospitality revenue(1)	5	—	14	—
Direct commercial property expense	(222)	(242)	(661)	(713)
Direct hospitality expense(1)	(4)	—	(11)	—
Total NOI	$271	$268	$814	$809

(1)	Hospitality revenue and direct hospitality expense with our Core Office segment primarily consists of revenue and expenses incurred at a hotel adjacent to the Allen Center in Houston.

The following table reconciles Core Office NOI to net income for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Same-property NOI	$249	$237	$748	$715
Currency variance	—	6	—	1
NOI related to acquisitions and dispositions	22	25	66	93
Total NOI	271	268	814	809
Investment and other revenue	29	26	91	69
Interest expense	(153)	(164)	(460)	(484)
Depreciation and amortization on real estate assets	(3)	(3)	(7)	(10)
General and administrative expense	(53)	(40)	(152)	(124)
Fair value gains (losses), net	135	(20)	164	(265)
Share of net earnings from equity accounted investments	274	85	596	315
Income before taxes	500	152	1,046	310
Income tax (expense) benefit	(35)	(53)	(191)	(163)
Net income	465	99	855	147
Net income attributable to non-controlling interests	82	32	177	121
Net income attributable to Unitholders	$383	$67	$678	$26

The following table reconciles Core Office net income to FFO for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income	$465	$99	$855	$147
Add (deduct):
Fair value gains, net	(135)	20	(164)	265
Share of equity accounted fair value losses (gains), net	(208)	(27)	(396)	(65)
Depreciation and amortization of real estate assets	—	1	1	1
Income tax expense (benefit)	35	53	191	163
Non-controlling interests in above items	(43)	(33)	(113)	(103)
FFO	$114	$113	$374	$408

The following table reconciles Core Office share of net earnings from equity accounted investments for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Unconsolidated properties NOI	$106	$101	$345	$320
Unconsolidated properties fair value gains, net	208	27	396	65
Other expenses	(40)	(43)	(145)	(70)
Share of net earnings from equity accounted investments	$274	$85	$596	$315

Core Retail

Overview
Our Core Retail segment consists of 125 best-in-class regional malls and urban retail properties containing over 122 million square feet in the United States. These assets have a stable cash flow profile due to long-term leases in place. We target between a 10% and 12% total return on our Core Retail portfolio. The drivers of these targets include the mark-to-market of rents upon lease expiry, escalation provisions in leases and projected increases in occupancy, that should generate strong same-property NOI growth without significant capital investment. Furthermore, we expect to earn between 8% and 11% unlevered, pre-tax returns on construction costs from our development pipeline.

During the fourth quarter of 2017, we exercised all of our outstanding warrants to acquire common shares of GGP. Of these warrants, 16 million were exercised on a cashless basis and the remaining 43 million warrants on a full share settlement basis for approximately $462 million of cash. The exercise resulted in our acquisition of an additional 68 million common shares of GGP, increasing our ownership from 29% to 34%.

During the first quarter of 2018, we entered into a definitive agreement with GGP for our partnership to acquire all of the outstanding shares of common stock of GGP other than those shares currently held by us and our affiliates. The acquisition of GGP was finalized on August 28, 2018. In the transaction, GGP shareholders received, for each GGP common share, either $23.50 in cash or either one LP Unit or one BPR Unit, subject to proration based on aggregate cash consideration of $9.25 billion. We now consolidate our interest in BPR (formerly GGP). Prior to the acquisition in the third quarter of 2018, our investment in GGP was accounted for under the equity method.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our Core Retail segment for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
FFO	$71	$113	$300	$331
Net income attributable to Unitholders	1	46	30	93

FFO earned in our Core Retail segment for the three months ended September 30, 2018 was $71 million compared to $113 million for the same period in the prior year. The decrease is driven by transaction costs associated with the recapitalization of GGP and the partial asset sales that preceded the acquisition and higher interest expense from the new term debt offset by one month of higher NOI due to our incremental ownership subsequent to the transaction.

For the nine months ended September 30, 2018, FFO earned in our Core Retail segment was $300 million compared to $331 million for the same period in the prior year. FFO decreased due to the reasons mentioned above.

Net income attributable to Unitholders decreased by $45 million to $1 million for the three months ended September 30, 2018 as compared to $46 million during the same period in the prior year. The decrease in net income attributable to Unitholders is primarily attributable to fair value losses recognized on our equity accounted investment prior to the GGP acquisition offset by a bargain gain recognized on the GGP acquisition.

Net income attributable to Unitholders decreased by $63 million to $30 million for the nine months ended September 30, 2018 as compared to $93 million during the same period in the prior year. The decrease in net income attributable to Unitholders is due to the reasons mentioned above.

Leasing Activity
The following table presents key operating metrics in our Core Retail portfolio as at and for the three months ended September 30, 2018 and 2017:

(US$ Millions, except where noted)	Sep. 30, 2018	Sep. 30, 2017
NOI:
Total portfolio(1)	$275	$164
Number of malls and urban retail properties	125	126
Leasable square feet (in thousands)	122,406	123,016
Occupancy(2)	94.6%	95.4%
In-place net rents (per square foot)(2)	61.93	62.39
NOI Weighted Sales (per square foot)(2)	744	711

(1)
NOI is presented on a proportionate basis. The current period represents 2 months of activity from our 34% interest in GGP prior to the acquisition and 1 month of our consolidated results of GGP. The prior period represents 3 months of activity from our 29% interest in GGP (prior to the warrant exercise in the fourth quarter of 2017).

(2)	Presented on a same-property basis.

NOI, which is presented on a proportionate basis, increased to $275 million for the three months ended September 30, 2018, due to our increased ownership in GGP in the current period.

The results of our operations are primarily driven by changes in occupancy and in-place rental rates. The following table presents new and renewal leases for the trailing 12 months compared to expiring leases for the prior tenant in the same suite, for leases where the downtime between new and previous tenant is less than 24 months, among other metrics.

	Total Portfolio
(US$, except where noted)	Sep. 30, 2018	Sep. 30, 2017
Number of leases	1,263	1,579
Leasing activity (square feet in thousands)	4,142	4,744
Average term in years	6.9	6.6
Initial rent per square foot(1)	$71.40	$62.87
Expiring rent per square foot(2)	63.96	57.21
Initial rent spread per square foot	7.44	5.66
% change	11.6%	9.9%
Tenant allowances and leasing costs	147	144

(1)	Represents initial rent over the term consisting of base minimum rent and common area costs.

(2)	Represents expiring rent at end of lease consisting of base minimum rent and common area costs.

Through September 30, 2018, we leased approximately 4.1 million square feet at initial rents approximately 11.6% higher than expiring net rents on a suite-to-suite basis.

Our Core Retail portfolio same-store occupancy rate at September 30, 2018 was 94.6%, down 0.8% from the same period of the prior year. In our Core Retail segment, we use same-store in-place rents as a measure of leasing performance. In-place rents are calculated on a cash basis and consist of base minimum rent plus reimbursements of common area costs, and real estate taxes. Same-store in-place rents decreased to $61.93 at September 30, 2018 from $62.39 at September 30, 2017.

Valuation Metrics
The key valuation metrics of the properties in our Core Retail segment on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount rate, terminal capitalization rate, and timing or variability of cash flows.

	Sep. 30, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties(1)
United States	7.1%	6.0%	10	—%	—%	—
Unconsolidated properties
United States	6.7%	5.3%	10	7.0%	5.6%	10

(1)	We now consolidate our interest in GGP following the GGP acquisition. In the prior period, the entire Core Retail portfolio was accounted for under the equity method.

Financial Position
For the period from December 31, 2017 through August 27, 2018, Core Retail consisted of our equity accounted investment in GGP. Following the GGP acquisition on August 28, 2018, Core Retail consists of our consolidated interest in BPR.

Equity attributable to Unitholders in the Core Retail segment increased by $4,774 million at September 30, 2018 from December 31, 2017 due to the GGP acquisition.

The following table presents an overview of the financial position of our Core Retail segment as at September 30, 2018 and December 31, 2017:

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Investment properties
Commercial properties	$17,721	$—
Commercial developments	309	—
Equity accounted investments	10,879	8,844
Accounts receivable and other	643	—
Cash and cash equivalents	261	—
Assets held for sale	—	—
Total assets	29,813	8,844
Debt obligations	13,460	—
Capital securities	—	—
Accounts payable and other liabilities	760	—
Deferred tax liability	160	—
Liabilities associated with assets held for sale	—	—
Non-controlling interest	1,815	—
Equity attributable to Unitholders	$13,618	$8,844

Equity accounted investments increased by $2,035 million to 10,879 million. The balance at September 30, 2018 represents BPR’s property-level joint ventures, including several entered immediately prior to the acquisition. In the prior period, equity accounted investments represented our 34% interest in GGP.

Active Developments
The following table summarizes the scope and progress of active developments in our Core Retail segment as of September 30, 2018:

	Stabilized year	Cost
(Millions, except square feet in thousands)		Total	To-date(1)
The SoNo Collection, Connecticut	2022	$474	$258
Total		474	258

(1)	Projected costs and investments to date exclude capitalized interest and internal overhead.

Our Core Retail portfolio consists of high-quality and well-located malls across the United States. Our operating and development capabilities allows us to drive higher returns from opportunities though redevelopment, densification and expansion of our portfolio. Redevelopment of existing properties allows for the recapture of unproductive anchor boxes to re-tenant them with other retail uses, food and beverage or entertainment tenants that will drive foot traffic to our malls. Densification will utilize our development expertise in other sectors to bring in new and complimentary uses on the well-located properties. Expansion allows us to invest in land and further add to the retail offerings at our high-quality malls. Our development and redevelopment pipeline consists of an expansion project at the Staten Island Mall in New York, a ground up development in Norwalk, Connecticut and various other development projects. We monitor the scope and progress of our active developments in our Core Retail and expect them to be completed by the expected stabilized year and targeted total costs.

Reconciliation of Non-IFRS Measures – Core Retail

The key components of NOI in our Core Retail segment are presented below:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property revenue	$129	$—	$129	$—
Direct commercial property expense	(36)	—	(36)	—
Total NOI	$93	$—	$93	$—

The following table reconciles Core Retail net income to net income attributable to Unitholders for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Total NOI	$93	$—	$93	$—
Investment and other revenue	16	—	16	—
Interest expense	(52)	—	(52)	—
Depreciation and amortization on real estate assets	(2)	—	(2)	—
Investment and other expense	—	—	—	—
General and administrative expense	(26)	—	(26)	—
Fair value gains, net	78	(199)	78	(301)
Share of net earnings from equity accounted investments	(259)	245	(230)	394
Income before taxes	(152)	46	(123)	93
Income tax (expense)	150	—	150	—
Net income	$(2)	$46	$27	$93
Net income attributable to non-controlling interests	(3)	—	(3)	—
Net income attributable to Unitholders	$1	$46	$30	$93

The following table reconciles Core Retail net income to FFO for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income	$(2)	$46	$27	$93
Add (deduct):
Share of equity accounted fair value (gains), net	298	(132)	498	(63)
Fair value losses (gains) losses, net	(78)	199	(78)	301
Income tax (benefit) expense	(150)	—	(150)	—
Non-controlling interests in above items	3	—	3	—
FFO	$71	$113	$300	$331

The following table reconciles Core Retail share of net earnings from equity accounted investments for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Unconsolidated properties NOI	$275	$164	$659	$489
Unconsolidated properties fair value (losses) gains, net and income tax expense	(298)	132	(498)	63
Other expenses	(236)	(51)	(391)	(158)
Share of net earnings from equity accounted investments	$(259)	$245	$(230)	$394

LP Investments (formerly referred to as Opportunistic)

Overview
Our LP Investments portfolio includes our equity invested in Brookfield-sponsored real estate opportunity funds, which target high-quality assets with operational upside across various real estate sectors, including office, retail, multifamily, industrial, hospitality, triple net lease, self-storage, student housing and manufactured housing. We target an average 20% total return on our LP Investments portfolio and a 2.0x multiple of capital on the equity we invest into these vehicles.

The partnership has interests in the following Brookfield-sponsored real estate opportunity funds:

•
Brookfield Strategic Real Estate Partners I (“BSREP I”) - 31% interest in BSREP I, which is an opportunistic real estate fund with $4.4 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in year 6 of its life, is fully invested and is starting to have realizations.

•
Brookfield Strategic Real Estate Partners II (“BSREP II”) - 26% interest in BSREP II, which is an opportunistic real estate fund with $9.0 billion in committed capital in aggregate, targeting gross returns of 20%. The fund is in year 3 of its life and is fully invested.

•
We have committed to date a 25% interest in the third fund of Brookfield’s global opportunistic real estate fund series that will aggregate more than $10 billion of commitments. As with previous funds of this series, it is targeting gross returns of 20%.

•
A blended 36% interest in two value-add multifamily funds totaling $1.8 billion targeting gross returns of 16%. These funds seek to invest in a geographically diverse portfolio of U.S. multifamily properties through acquisition and development.

•	A 33% interest in a $600 million fund which owns the Atlantis Paradise Island resort in the Bahamas.

•	A blended 13% interest in a series of U.S. real estate debt funds totaling $5.4 billion which seek to invest in U.S. commercial real estate debt secured by properties in strategic locations.

We generally consolidate the portfolios held through the LP Investments as Brookfield’s power as general partner together with our exposure to variable returns of the investments through our LP interests provide us with control over the investments.

Summary of Operating Results
In addition to FFO, realized gains from LP Investments is a non-IFRS measure our partnership uses to assess the performance of the segment. Realized gains are a component within fair value gains, net that includes gains recognized from realization events including the sale of an asset or portfolio of assets, or exit of the entire investment. These investments, unlike our Core portfolios, have a defined hold period and typically generate the majority of profits from a gain recognized from these realization events. The combination of these gains and FFO earned represent our earnings on capital invested in these funds and provide liquidity to support our target distributions. As our strategy is to drive value in these investments, targeting a 20% return, we expect gains upon most of the investments within the segment as they are sold.

The following table presents FFO, realized gains and net income attributable to Unitholders in our LP Investments segment for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
FFO	45	79	200	205
Realized gains	283	88	292	61
Net income attributable to Unitholders	248	192	670	538

FFO decreased in the current period compared to the three months ended September 30, 2017 driven by disposition activity as mentioned in the property transactions, higher interest expense and general and administrative expense from acquisition activity, higher transaction costs primarily related to the acquisition of 666 Fifth Avenue, a reduction in investment and other income as the prior period included income earned on developed-for-sale assets and the negative impact of foreign currency translation. These decreases were partially offset by NOI from property transactions. These acquisitions contributed incremental NOI of $83 million for the three months ended September 30, 2018. Also contributing to higher NOI is leasing activity from our existing investments, particularly in our India office portfolio.

FFO decreased by $5 million for the nine months ended September 30, 2018 primarily driven by disposition activity as mentioned in the property transactions, higher interest expense and general and administrative expense from acquisition activity, higher transaction costs primarily related to the acquisition of 666 Fifth Avenue, a reduction in investment and other income as the prior period included income earned on developed-for-sale assets and the negative impact of foreign currency translation. These decrease were partially offset by NOI earned from the property transactions. These acquisitions contributed incremental NOI of $258 million for the nine months ended September 30, 2018.

Realized gains for the three and nine months ended September 30, 2018 were $283 million and $292 million, respectively, primarily related to the disposition of a portfolio of self-storage assets contributing to fair value gains of approximately $292 million. Realized gains in the prior periods are due to several asset sales.

Net income attributable to Unitholders increased for the three and nine months ended September 30, 2018, driven by incremental income relating to the property transactions as well as fair value gains, particularly related to our industrial portfolio in the U.S. and our office assets in India, and a gain on extinguishment of debt associated with the sale of the Hard Rock Hotel and Casino. These increases were partially offset by higher non-controlling interest ownership associated with the property transactions through Brookfield Asset Management-sponsored real estate funds, as well as incremental interest expense and general and administrative expenses associated with the acquisitions.

The following table presents our equity in Brookfield-sponsored real estate opportunity funds by sector and metrics on our LP Investments portfolio as at September 30, 2018 and 2017:

	Equity attributable to Unitholders		Sep. 30, 2018
(US$ Millions, except where noted)	Sep. 30, 2018	Dec. 31, 2017	Number of properties	Total area (sq. ft. in thousands)	Units of measure	Occupancy %
Office	$1,390	$1,080	144	42,296	Sq. ft.	80.3%
Retail	1,162	1,285	47	29,161	Sq. ft.	90.4%
Industrial	477	365	122	39,235	Sq. ft.	91.4%
Multifamily	835	745	84	25,353	Units	94.4%
Hospitality	825	573	155	27,453	Rooms	n/a
Triple Net Lease	338	321	322	16,484	Sq. ft.	99.3%
Self-storage	81	187	90	7,212	Sq. ft.	87.8%
Student Housing	261	172	49	17,827	Beds	95.0%
Manufactured Housing	233	191	136	33,169	Sites	85.9%
Mixed-Use	238	203	7	5,643	Sq. ft.	75.4%
Finance Funds	185	123	n/a	n/a	n/a	n/a
Corporate	(440)	(235)	n/a	n/a	n/a	n/a
Total	$5,585	$5,010

Valuation Metrics
The key valuation metrics of our LP Investments properties on a weighted-average basis are presented in the following table. The valuations are most sensitive to changes in the discount and terminal capitalization rate and timing or variability of cash flows.

	Sep. 30, 2018			Dec. 31, 2017
	Discount rate	Terminal capitalization rate	Investment horizon	Discount rate	Terminal capitalization rate	Investment horizon
Consolidated properties
Office(1)	10.1%	7.0%	6	10.2%	7.5%	7
Retail	8.9%	7.7%	10	9.0%	8.0%	10
Industrial	6.6%	5.7%	10	6.8%	6.2%	10
Mixed-Use(1)	8.2%	5.4%	10	8.4%	5.3%	10
Multifamily(2)	4.8%	n/a	n/a	4.8%	n/a	n/a
Triple Net Lease(2)	6.3%	n/a	n/a	6.4%	n/a	n/a
Self-storage(2)	5.7%	n/a	n/a	5.8%	n/a	n/a
Student Housing(2)	5.5%	n/a	n/a	5.8%	n/a	n/a
Manufactured Housing(2)	5.4%	n/a	n/a	5.8%	n/a	n/a
Unconsolidated properties
Office	6.1%	5.0%	10	6.6%	5.7%	10
Retail	11.3%	7.1%	10	11.5%	7.2%	11
Industrial	6.2%	5.4%	10	6.4%	5.8%	10
Multifamily(2)	5.1%	n/a	n/a	5.1%	n/a	n/a

(1)
During the third quarter of 2018, the valuation metrics for International Finance Center Seoul (“IFC”) are being reported under the mixed-use sector. The valuation metrics for office have been updated for both periods presented.

(2)
The valuation method used to value multifamily, triple net lease, self-storage, student housing, and manufactured housing properties is the direct capitalization method. The rates presented as the discount rate relate to the overall implied capitalization rate.The terminal capitalization rate and investment horizon are not applicable.

Financial Position
The following table presents an overview of the financial position of our LP Investments segment as at September 30, 2018 and December 31, 2017:

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Investment properties	$31,794	$28,088
Property, plant and equipment	6,692	5,358
Equity accounted investments	2,662	2,612
Accounts receivable and other	4,107	3,535
Cash and cash equivalents	1,565	1,093
Assets held for sale	150	785
Total assets	$46,970	$41,471
Debt obligations	26,666	22,402
Capital securities	431	431
Accounts payable and other liabilities	3,016	2,769
Liabilities associated with assets held for sale	66	1,028
Non-controlling interests of others in operating subsidiaries and properties	11,206	9,831
Equity attributable to Unitholders	$5,585	$5,010

The increase in investment properties is primarily the result of our acquisition activity, mostly in our office and student housing portfolios. Additionally, we had valuation gains from our industrial portfolio in the U.S., our office assets in India and our manufactured housing portfolio in the U.S.

The increase in property, plant and equipment is the result of acquisition activity as detailed in property transactions and capital spend, partially offset by depreciation expense and the negative impact of foreign currency translation

Equity accounted investments increased during the nine months ended September 30, 2018 primarily due to net income from these investments and additions during the period, partially offset by distributions of income and return of capital during the period and the negative impact of foreign currency translation.

Assets held for sale and related liabilities as of September 30, 2018 includes three triple-net lease assets in the U.S., two office assets in the U.S., one industrial asset and one multifamily asset, as we intend to sell controlling interests in these properties to third parties in the next 12 months.

Debt obligations increased due to the acquisitions mentioned in property transactions.

Reconciliation of Non-IFRS Measures - LP Investments
The following table reconciles LP Investments NOI to net income for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Commercial property revenue	$630	$556	$1,877	$1,589
Hospitality revenue	497	410	1,446	1,214
Direct commercial property expense	(220)	(177)	(611)	(488)
Direct hospitality expense	(311)	(249)	(931)	(788)
Total NOI	596	540	1,781	1,527
Investment and other revenue	28	8	51	163
Interest expense	(355)	(262)	(964)	(797)
General and administrative expense	(124)	(67)	(310)	(207)
Investment and other expense	(17)	(1)	(17)	(123)
Depreciation and amortization	(79)	(66)	(222)	(191)
Fair value gains, net	342	567	1,500	1,318
Share of net earnings from equity accounted investments	50	41	215	188
Income before taxes	441	760	2,034	1,878
Income tax expense	(79)	(110)	(187)	(193)
Net income	362	650	1,847	1,685
Net income attributable to non-controlling interests	261	457	1,177	1,146
Net income attributable to Unitholders	$101	$193	$670	$539

The following table reconciles LP Investments net income to FFO for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income	$362	$650	$1,847	$1,685
Add (deduct):
Fair value gains, net	(342)	(567)	(1,500)	(1,318)
Share of equity accounted fair value (gains), net	(38)	(23)	(135)	(120)
Depreciation and amortization of real estate assets	70	61	200	176
Income tax expense	79	110	187	193
Non-controlling interests in above items	(86)	(152)	(399)	(411)
FFO	$45	$79	$200	$205

Corporate
Certain amounts are allocated to our corporate segment as those activities should not be used to evaluate our other segments’ operating performance.

Summary of Operating Results
The following table presents FFO and net income attributable to Unitholders in our corporate segment for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
FFO	$(107)	$(108)	$(313)	$(318)
Net income attributable to Unitholders	(105)	(137)	66	(416)

FFO was a loss of $107 million (2017 - loss of $108 million) and $313 million (2017 - loss of $318 million) for the three and nine months ended September 30, 2018, respectively.

Interest expense contributes to this loss and for the three months ended September 30, 2018 was $72 million (2017 - $68 million), and consists of $51 million (2017 - $55 million) of interest expense paid on capital securities and $21 million (2017 - $13 million) of interest expense on our credit facilities. For the nine months ended September 30, 2018, interest expense totaled $212 million (2017 - $195 million), and consists of $160 million (2017 - $152 million) of interest expense paid on capital securities and $52 million (2017 - $43 million) of interest expense on our credit facilities.

Another component of FFO is general and administrative expense, which, for the three months ended September 30, 2018 was $36 million (2017 - $40 million) and consists of $25 million (2017 - $26 million) of asset management fees, and $10 million (2017 - $7 million) of other corporate costs. The prior period also included $7 million of equity enhancement fees. For the nine months ended September 30, 2018 general and administrative expense was $103 million (2017 - $123 million) and consists of $73 million (2017 - $78 million) of asset management fees and $29 million (2017 - $25 million) of other corporate costs. The prior period also included $20 million of equity enhancement fees.

In addition, during the three and nine months ended September 30, 2018, we recorded fair value gains, net of nil and $200 million (2017 - fair value losses of $8 million and $34 million), respectively, primarily related the recognition of net operating tax losses upon consolidation of BGREOSI after converting our loan interest in the entity and becoming sole equity holder. See Note 3, Business Acquisitions and Combinations for more information.

For the three and nine months ended September 30, 2018, we also recorded a income tax benefit of $2 million and income tax benefit of $179 million (2017 - income tax expense of $20 million and $63 million), respectively, allocated to the corporate segment related to the decrease of deferred tax liabilities of our holding companies and their subsidiaries.

Financial Position
The following table presents equity attributable to Unitholders at the corporate level:

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Accounts receivable and other	$121	$129
Equity accounted investments	—	70
Cash and cash equivalents	48	38
Total assets	169	237
Debt obligations	1,991	1,358
Capital securities	2,438	2,921
Deferred tax liabilities	235	598
Accounts payable and other liabilities	906	925
Non-controlling interests	17	16
Equity attributable to Unitholders	$(5,418)	$(5,581)

The corporate balance sheet includes corporate debt and capital securities from our partnership. The increase in corporate debt obligations is due to an increase in our credit facilities.

In August 2018, we renewed our normal course issuer bid for our LP Units for a further one-year period. During the twelve-month period commencing August 20, 2018, and ending August 19, 2019, we may purchase on the Toronto Stock Exchange, the Nasdaq, and any alternative Canadian trading system, up to 21,091,764 LP Units, representing approximately 10% of our issued and outstanding LP Units. Unitholders may obtain a copy of the Notice of Intention relating to our normal course issuer bid, without charge, by contacting the partnership

The following table provides additional information on our outstanding capital securities – corporate:

(US$ Millions)	Shares Outstanding	Cumulative Dividend Rate	Sep. 30, 2018	Dec. 31, 2017
Operating Partnership Class A Preferred Equity Units:
Series 1	24,000,000	6.25%	$558	$551
Series 2	24,000,000	6.50%	535	529
Series 3	24,000,000	6.75%	522	517
Brookfield BPY Holdings Inc. Junior Preferred Shares:
Class B Junior Preferred Shares	30,000,000	7.64%	750	750
Class C Junior Preferred Shares(1)	—	—%	—	500
Brookfield Property Split Corp. Senior Preferred Shares:
Class A Series 1	924,390	5.25%	23	23
Class A Series 2	699,165	5.75%	14	14
Class A Series 3	909,994	5.00%	18	18
Class A Series 4	940,486	5.20%	18	19
Total capital securities - corporate			$2,438	$2,921

(1)	In the third quarter of 2018, the Brookfield BPY Holdings Inc. Class C Junior Preferred Shares, held by Brookfield Asset Management, were redeemed.

In addition, as at September 30, 2018, we had $16 million (December 31, 2017 - $15 million) of preferred shares with a cumulative dividend rate of 5% outstanding. The preferred shares were issued by various holding entities of our partnership.

Reconciliation of Non-IFRS Measures – Corporate

The following table reconciles Corporate net income to net income attributable to Unitholders for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income (loss)	$(104)	$(136)	$67	$(415)
Net income attributable to non-controlling interests	1	1	1	1
Net income (loss) attributable to Unitholders	$(105)	$(137)	$66	$(416)
The following table reconciles Corporate net income to FFO for the three and nine months ended September 30, 2018 and 2017:

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Net income (loss)	$(104)	$(136)	$67	$(415)
Add (deduct):
Fair value (gains) losses, net	—	9	(200)	35
Income tax expense	(2)	20	(179)	63
Non-controlling interests in above items	(1)	(1)	(1)	(1)
FFO	$(107)	$(108)	$(313)	$(318)

LIQUIDITY AND CAPITAL RESOURCES
The capital of our business consists of debt obligations, capital securities, preferred stock and equity. Our objective when managing this capital is to maintain an appropriate balance between holding a sufficient amount of equity capital to support our operations and reducing our weighted average cost of capital to improve our return on equity. As at September 30, 2018, capital totaled $104 billion (December 31, 2017 - $76 billion).

We attempt to maintain a level of liquidity to ensure we are able to participate in investment opportunities as they arise and to better withstand sudden adverse changes in economic circumstances. Our primary sources of liquidity include cash, undrawn committed credit facilities, construction facilities, cash flow from operating activities and access to public and private capital markets. In addition, we structure our affairs to facilitate monetization of longer-duration assets through financings and co-investor participations.

We seek to increase income from our existing properties by maintaining quality standards for our properties that promote high occupancy rates and support increases in rental rates while reducing tenant turnover and related costs, and by controlling operating expenses. Consequently, we believe our revenue, along with proceeds from financing activities and divestitures, will continue to provide the necessary funds to cover our short-term liquidity needs. However, material changes in the factors described above may adversely affect our net cash flows.

Our principal liquidity needs for the current year and for periods beyond include:

•	Recurring expenses;

•	Debt service requirements;

•	Distributions to Unitholders;

•	Capital expenditures deemed mandatory, including tenant improvements;

•	Development costs not covered under construction loans;

•	Unfunded committed capital to funds;

•	Investing activities which could include:

◦	Discretionary capital expenditures;

◦	Property acquisitions;

◦	Future developments; and

◦	Repurchase of our units.

We plan to meet these liquidity needs by accessing our group-wide liquidity of $6,491 million at September 30, 2018 as highlighted in the table below. In addition, we have the ability to supplement this liquidity through cash generated from operating activities, asset sales, co-investor interests and financing opportunities.

(US$ Millions)	Sep. 30, 2018	Dec. 31, 2017
Proportionate cash retained at subsidiaries	$1,565	$1,290
Proportionate availability under credit facilities	3,270	1,814
Proportionate availability under construction facilities	1,656	2,777
Group-wide liquidity(1)	$6,491	$5,881

(1)	This includes liquidity of investments which are not controlled and can only be obtained through distributions which the partnership does not control.

We finance our assets principally at the operating company level with asset-specific debt that generally has long maturities, few restrictive covenants and with recourse only to the asset. We endeavor to maintain prudent levels of debt and strive to ladder our principal repayments over a number of years.

The following table summarizes our secured debt obligations on investment properties by contractual maturity over the next five years and thereafter:

(US$ Millions)	Sep. 30, 2018
Remainder of 2018	$1,702
2019	4,719
2020	5,812
2021	7,687
2022	2,382
2023 and thereafter	16,509
Deferred financing costs	(254)
Secured debt obligations	$38,557
Debt to capital ratio	52.1%

We generally believe that we will be able to either extend the maturity date, repay, or refinance the debt that is scheduled to mature in 2018-2019. Currently, our debt to capital ratio is 52.1%. We are focused on decreasing our debt to capital ratio to 50% through repayment of capital securities and credit facilities with cash flows that we expect from the completion of our active development pipeline with completion dates in 2019-2021.

Our partnership’s operating subsidiaries are subject to limited covenants in respect of their corporate debt and are in full compliance with all such covenants at September 30, 2018. The partnership’s operating subsidiaries are also in compliance with all covenants and other capital requirements related to regulatory or contractual obligations of material consequence to our partnership.

For the three and nine month periods ended September 30, 2018 and 2017, the partnership made distributions to Unitholders of $307 million (2017 - $207 million) and $750 million (2017 - $623 million), respectively. This compares to cash flow from operating activities of $369 million and $1,148 million for each period as well as realized gains from our LP Investments of $283 million and $292 million, respectively. The partnership has a number of alternatives at its disposal to fund any difference between the cash flow from operating activities and distributions to Unitholders. The partnership is not a passive investor and typically holds positions of control or significant influence over assets in which it invests, enabling the partnership to influence distributions from those assets. The partnership will, from time to time, convert some or all of the unrealized fair value gains on investment properties to cash through asset sales, joint ventures or refinancings. The partnership may access its credit facilities in order to temporarily fund its distributions as a result of timing differences between the payments of distributions and cash receipts from its investments. Distributions made to Unitholders which exceed cash flow from operating activities in future periods may be considered to be a return of capital to Unitholders as defined in Canadian Securities Administrators’ National Policy 41-201 - Income Trusts and Indirect Offerings.

RISKS AND UNCERTAINTIES
The financial results of our business are impacted by the performance of our properties and various external factors influencing the specific sectors and geographic locations in which we operate, including: macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business.

Our property investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (including the availability and costs of mortgage funds), local conditions (including an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from other landlords with competitive space and our ability to provide adequate maintenance at an economical cost.

Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges, must be made regardless of whether a property is producing sufficient income to service these expenses. Certain properties are subject to mortgages which require substantial debt service payments. If we become unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale. We believe the stability and long-term nature of our contractual revenues effectively mitigates these risks.

We are affected by local, regional, national and international economic conditions and other events and occurrences that affect the markets in which we own assets. A protracted decline in economic conditions would cause downward pressure on our operating margins and asset values as a result of lower demand for space.

The majority of our properties are located in North America, Europe and Australia, with a growing presence in South America and Asia. A prolonged downturn in the economies of these regions would result in reduced demand for space and number of prospective tenants and will affect the ability of our properties to generate significant revenue. If there is an increase in operating costs resulting from inflation and other factors, we may not be able to offset such increases by increasing rents.

We are subject to risks that affect the retail environment, including unemployment, weak income growth, lack of available consumer credit, industry slowdowns and plant closures, consumer confidence, increased consumer debt, poor housing market conditions, adverse weather conditions, natural disasters and the need to pay down existing obligations. All of these factors could negatively affect consumer spending, and adversely affect the sales of our retail tenants. This could have an unfavorable effect on our operations and our ability to attract new retail tenants.

As owners of office, retail, and industrial properties, lease rollovers also present a risk, as continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. Refer to “Lease Rollover Risk” below for further details.

For a more detailed description of the risk factors facing our business, please refer to the section entitled Item 3.D. “Key Information - Risk Factors” in our December 31, 2017 annual report on Form 20-F.

Credit Risk
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Government and government agencies comprise 8.7% of our Core Office segment tenant base and, as at September 30, 2018, no one tenant comprises more than this.

The following list shows the largest tenants by leasable area in our Core Office portfolio and their respective credit ratings and exposure as at September 30, 2018:

Tenant	Primary location	Credit rating(1)	Exposure (%)(2)
Government and Government Agencies	Various	AAA/AA+	8.7%
Barclays	London	BBB-	2.5%
Morgan Stanley	NY/Toronto/London	A-	2.5%
CIBC World Markets(3)	Calgary/NY/Toronto	AA	1.8%
Suncor Energy Inc.	Calgary	BBB+	1.7%
Cenovus	Calgary	BB+	1.5%
Bank of Montreal	Calgary/Toronto	AA	1.4%
Deloitte	Various	Not Rated	1.3%
Bank of America | Merrill Lynch	Various	A-	1.3%
Amazon	NY/London	BBB+	1.2%
Total			23.9%

(1)	From Standard & Poor’s Rating Services, Moody’s Investment Services, Inc. or DBRS Limited.
(2) Prior to considering the partnership’s interest in partially-owned properties.
(3) CIBC World Markets leases 1.1 million square feet at 300 Madison Avenue in New York, of which they sublease 925,000 square feet to PricewaterhouseCoopers LLP and approximately 100,000 square feet to Sumitomo Corporation of America.

The following list reflects the largest tenants in our Core Retail portfolio as at September 30, 2018. The largest ten tenants in our portfolio accounted for approximately 21.7% of minimum rents, tenant recoveries and other.

Tenant	DBA	Exposure (%)(1)
L Brands, Inc.	Victoria's Secret, Bath & Body Works, PINK, Henri Bendel	3.8%
Foot Locker, Inc.	Footlocker, Champs Sports, Footaction USA, House of Hoops, SIX:02	3.0%
The Gap, Inc.	Gap, Banana Republic, Old Navy, Athleta	2.5%
LVMH	Louis Vuitton, Sephora	2.3%
Forever 21 Retail, Inc.	Forever 21, Riley Rose	2.2%
Signet Jewelers Limited	Zales, Gordon's, Kay, Jared	1.7%
Ascena Retail Group	Dress Barn, Justice, Lane Bryant, Maurices, Ann Taylor, Loft	1.6%
Abercrombie & Fitch Stores, Inc.	Abercrombie, Abercrombie & Fitch, Hollister	1.6%
Express, Inc.	Express, Express Men	1.5%
American Eagle Outfitters, Inc.	American Eagle, Aerie, Martin + Osa	1.5%
Total		21.7%

(1)	Exposure is a percentage of minimum rents and tenant recoveries.

Lease Roll-over Risk
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in re-leasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year. On average, approximately 10% of our office, retail and industrial leases mature annually up to 2022. Our office, retail and industrial portfolio has a weighted average remaining lease life of approximately 6.4 years. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by pro-actively leasing space in advance of its contractual expiry.

The following table sets out lease expiries, by square footage, for our office, retail and industrial portfolios at September 30, 2018, including our unconsolidated investments:

(Sq. ft. in thousands)	Current	2018	2019	2020	2021	2022	2023	2024	2025 and beyond	Total
Core Office	5,662	1,003	3,208	4,954	5,741	5,254	6,129	4,104	44,096	80,151
Total % expiring	7.1%	1.3%	4.0%	6.2%	7.2%	6.6%	7.6%	5.1%	54.9%	100.0%
Core Retail(1)	2,461	1,629	6,347	5,258	5,159	5,347	5,083	4,594	18,839	54,717
Total % expiring	4.5%	3.0%	11.6%	9.6%	9.4%	9.8%	9.3%	8.4%	34.4%	100.0%
LP Investments - Office	6,743	1,435	4,187	3,654	4,451	3,707	2,925	1,046	6,171	34,319
Total % expiring	19.6%	4.2%	12.2%	10.6%	13.0%	10.8%	8.5%	3.0%	18.1%	100.0%
LP Investments - Retail(1)	1,495	877	1,530	1,558	1,387	1,139	1,003	623	4,478	14,090
Total % expiring	10.6%	6.2%	10.9%	11.1%	9.8%	8.1%	7.1%	4.4%	31.8%	100.0%
Industrial	3,371	139	1,799	5,034	6,593	2,853	2,475	2,622	14,349	39,235
Total % expiring	8.6%	0.4%	4.6%	12.8%	16.8%	7.3%	6.3%	6.7%	36.5%	100.0%

(1)	Represents regional malls only and excludes traditional anchor and specialty leasing agreements.

Tax Risk
We are subject to income taxes in various jurisdictions, and our tax liabilities are dependent upon the distribution of income among these different jurisdictions. Our effective income tax rate is influenced by a number of factors, including changes in tax law, tax treaties, interpretation of existing laws, and our ability to sustain our reporting positions on examination. Changes in any of those factors could change our effective tax rate, which could adversely affect our profitability and results of operations.

Environmental Risk
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove such substances or remediate such locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any material pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any material pending or threatened claims relating to environmental conditions at our properties.

We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operations. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our business, financial condition or results of operations.

Economic Risk
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies. We are substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of over six years.

Insurance Risk
Our insurance may not cover some potential losses or may not be obtainable at commercially reasonable rates. We maintain insurance on our properties in amounts and with deductibles that we believe are in line with what owners of similar properties carry. We maintain all risk property insurance and rental value coverage (including coverage for the perils of flood, earthquake and weather catastrophe).

Interest Rate and Financing Risk
We have an on-going need to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year and to maintain relationships with a large number of lenders to limit exposure to any one counterparty.

Approximately 42% of our outstanding debt obligations at September 30, 2018 are floating rate debt compared to 52% at December 31, 2017. This debt is subject to fluctuations in interest rates. A 100 basis point increase in interest rates relating to our corporate and commercial floating rate debt obligations would result in an increase in annual interest expense of approximately $231 million. A 100 basis point increase in interest rates relating to fixed rate debt obligations due within one year would result in an increase in annual interest expense of approximately $7 million upon refinancing. In addition, we have exposure to interest rates within our equity accounted investments. We have mitigated, to some extent, the exposure to interest rate fluctuations through interest rate derivative contracts. See “Derivative Financial Instruments” below in this MD&A.

At September 30, 2018, our consolidated debt to capitalization was 52% (December 31, 2017 – 48%). It is our view this level of indebtedness is conservative given the cash flow characteristics of our properties and the fair value of our assets. Based on this, we believe that all debts will be financed or repaid as they come due in the foreseeable future.

Foreign Exchange Risk
As at and for the nine months ended September 30, 2018, approximately 29% of our assets and 34% of our revenues originated outside the United States and consequently are subject to foreign currency risk due to potential fluctuations in exchange rates between these currencies and the U.S. Dollar. To mitigate this risk, we attempt to maintain a natural hedged position with respect to the carrying value of assets through debt agreements denominated in local currencies and, from time to time, supplemented through the use of derivative contracts as discussed under “Derivative Financial Instruments”.

DERIVATIVE FINANCIAL INSTRUMENTS
We and our operating entities use derivative and non-derivative instruments to manage financial risks, including interest rate, commodity, equity price and foreign exchange risks. The use of derivative contracts is governed by documented risk management policies and approved limits. We do not use derivatives for speculative purposes. We and our operating entities use the following derivative instruments to manage these risks:

•
Foreign currency forward contracts to hedge exposures to Canadian Dollar, Australian Dollar, British Pound, Euro, Chinese Yuan, Brazilian Real, Indian Rupee and South Korean Won denominated investments in foreign subsidiaries and foreign currency denominated financial assets;

•	Interest rate swaps to manage interest rate risk associated with planned refinancings and existing variable rate debt; and

•	Interest rate caps to hedge interest rate risk on certain variable rate debt.

Interest Rate Hedging
The following table provides our outstanding derivatives that are designated as cash flow hedges of variability in interest rates associated with forecasted fixed rate financings and existing variable rate debt as of September 30, 2018 and December 31, 2017:

(US$ Millions)	Hedging item	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2018	Interest rate caps of US$ LIBOR debt	$4,838	2.3% - 4.8%	Jun. 2019 - Sep. 2023	$4
	Interest rate swaps of US$ LIBOR debt	1,808	1.0% - 2.7%	Nov. 2018 - Mar. 2022	6
	Interest rate caps of £ LIBOR debt	937	1.3% - 2.0%	Dec. 2019 - Jan. 2021	—
	Interest rate swaps of £ LIBOR debt	68	1.5%	Apr. 2020	(1)
	Interest rate swaps of € EURIBOR debt	116	1.0% - 1.3%	Apr. 2020 - Apr. 2021	0
	Interest rate caps of C$ LIBOR debt	186	3.0%	Oct. 2020 - Oct. 2022	—
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2019	(153)
Dec. 31, 2017	Interest rate caps of US$ LIBOR debt	$1,958	2.3% - 3.5%	May 2018 - Oct. 2020	$1
	Interest rate swaps of US$ LIBOR debt	1,692	0.7% - 2.2%	Jun. 2018 - Mar. 2022	19
	Interest rate caps of £ LIBOR debt	452	1.3%	Dec. 2019	—
	Interest rate swaps of £ LIBOR debt	71	1.5%	Apr. 2020	1
	Interest rate swaps of C$ LIBOR debt	50	3.7% - 4.3%	Nov. 2021	1
	Interest rate swaps on forecasted fixed rate debt	100	4.0%	Jun. 2029	(13)

For the three and nine months ended September 30, 2018, the amount of hedge ineffectiveness recorded in earnings in connection with the our interest rate hedging activities was nil and $17 million (2017 - eleven million and $13 million), respectively.

Foreign Currency Hedging
The following table provides our outstanding derivatives that are designated as net investments of foreign subsidiaries or foreign currency cash flow hedges as of September 30, 2018 and December 31, 2017:

(US$ Millions)	Hedging item		Notional	Rates	Maturity dates	Fair value
Sep. 30, 2018	Net investment hedges		€345	€0.78/$ - €0.85/$	Dec. 2018 - Sep. 2019	$10
	Net investment hedges		£2,361	£0.70/$ - £0.78/$	Oct. 2018 - Nov. 2019	49
	Net investment hedges	A$	687	A$1.28/$ - A$1.40/$	Oct. 2018 - Nov. 2019	(3)
	Net investment hedges	C¥	2,672	C¥6.42/$ - C¥6.94/$	Nov. 2018 - Aug. 2019	11
	Net investment hedges	C$	118	C$1.31/$	Oct. 2018 - Dec. 2018	(1)
	Net investment hedges	₩	616,289	₩1,095.80/$ - ₩1,109.82/$	Dec. 2018 - Sep. 2019	1
	Net investment hedges	Rs	30,543	Rs67.44/$ - Rs69.71/$	Oct. 2018 - May 2019	33
	Net investment hedges		£77	£0.88/€ - £0.92/€	Jan. 2019 - Feb. 2020	(1)
	Cross currency swap on C$ LIBOR debt	C$	300	C$1.33/$	Jul. 2023	5
Dec 31, 2017	Net investment hedges		€191	€0.83/$ - €0.92/$	Jan. 2018 - Dec. 2018	$(7)
	Net investment hedges		£2,923	£0.73/$ - £0.81/$	Jan. 2018 - Jan. 2019	(237)
	Net investment hedges	A$	768	A$1.26/$ - A$1.38/$	Jan. 2018 - Feb. 2019	(21)
	Net investment hedges	C¥	1,165	C¥6.71/$ - C¥7.09/$	Jan. 2018 - Dec. 2018	(7)
	Net investment hedges	C$	127	C$1.25/$ - C$1.26/$	Oct. 2018 - Dec. 2018	—
	Cash flow hedges	C$	150	C$1.27/$	Apr. 2018	1
	Net investment hedges	₩	616,289	₩1,084.95/$ - ₩1,127.75/$	Aug. 2018 - Jan. 2019	(26)
	Cash flow hedges	Rs	771	Rs65.24/$	Mar. 2018	—

For the three and nine months ended September 30, 2018 and 2017, the amount of hedge ineffectiveness recorded in earnings in connection with our foreign currency hedging activities was not significant.

Other Derivatives

The following table presents details of our derivatives, not designated as hedges for accounting purposes, that have been entered into to manage financial risks as of September 30, 2018 and December 31, 2017:

(US$ Millions)	Derivative type	Notional	Rates	Maturity dates	Fair value
Sep. 30, 2018	Interest rate caps	$4,691	2.8% - 5.8%	Oct. 2018 - Oct. 2021	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	2.3% - 6.0%	Nov. 2018 - Jun. 2030	12
	Interest rate swaps of US$ LIBOR debt	800	2.4% - 2.7%	Jul. 2019 - Nov. 2020	(3)
	Interest rate swaptions	335	1.0%	Nov. 2018 - Nov. 2028	—
Dec. 31, 2017	Interest rate caps	$5,351	2.5% - 5.8%	Jan. 2018 - Oct. 2020	$1
	Interest rate swaps on forecasted fixed rate debt	1,660	1.9% - 6.0%	Jun. 2028 - Dec. 2029	(194)
	Interest rate swaps of US$ LIBOR debt	1,050	1.4% - 1.6%	Sep. 2018 - Nov. 2020	10
	Interest rate swaptions	560	1.0%	Jun. 2018 - Nov. 2018	—

For the three and nine months ended September 30, 2018, we recognized fair value gains, net of approximately $18 million and $71 million (2017 - losses of $6 million and $33 million) related to the settlement of certain forward starting interest rate swaps that have not been designated as hedges.

RELATED PARTIES
In the normal course of operations, the partnership enters into transactions with related parties. These transactions are recognized in the consolidated financial statements. These transactions have been measured at exchange value and are recognized in the consolidated financial statements. The immediate parent of the partnership is Brookfield Property Partners Limited. The ultimate parent of the partnership is Brookfield Asset Management. Other related parties of the partnership include Brookfield Asset Management’s subsidiaries and operating entities, certain joint ventures and associates accounted for under the equity method, as well as officers of such entities and their spouses.

We have a management agreement with our service providers, wholly-owned subsidiaries of Brookfield Asset Management. Pursuant to a Master Services Agreement, we pay a base management fee (“base management fee”), to the service providers equal to 0.5% of the total capitalization of the partnership, subject to an annual minimum of $50.0 million plus annual inflation adjustments. The amount of the equity enhancement distribution is reduced by the amount by which the base management fee is greater than $50 million per annum, plus annual inflation adjustments.

The base management fee for the three and nine months ended September 30, 2018 was $25 million (2017 - $26 million) and $73 million (2017 - $78 million), respectively. The equity enhancement distribution is $1 million for both the three and nine months ended September 30, 2018 (2017 - $7 million and $20 million), respectively.

In connection with the issuance of Preferred Equity Units to QIA in the fourth quarter of 2014, Brookfield Asset Management has contingently agreed to acquire the seven-year and ten-year tranches of Preferred Equity Units from QIA for the initial issuance price plus accrued and unpaid distributions and to exchange such units for Preferred Equity Units with terms and conditions substantially similar to the twelve-year tranche to the extent that the market price of the LP Units is less than 80% of the exchange price at maturity.

The following table summarizes transactions with related parties:

(US$ Millions)	Sep. 30, 2018	Dec 31, 2017
Balances outstanding with related parties:
Participating loan interests	$266	$517
Net (payables)/receivables within equity accounted investments	(23)	(49)
Loans and notes receivable(1)	72	96
Receivables and other assets	9	11
Deposit and promissory note from Brookfield Asset Management	(733)	(633)
Property-specific debt obligations	(383)	(415)
Loans and notes payable and other liabilities	(211)	(156)
Capital securities held by Brookfield Asset Management(2)	(750)	(1,250)
Preferred shares held by Brookfield Asset Management	(15)	(15)

(1)
At September 30, 2018, includes $72 million (December 31, 2017 - $96 million) receivable from Brookfield Asset Management upon the earlier of our partnership’s exercise of its option to convert its participating loan interests into direct ownership of the Australian portfolio or the maturity of the participating loan interests.

(2)	During the third quarter of 2018, the Brookfield BPY Holdings Inc. Class C Junior Preferred shares, held by Brookfield Asset Management, were redeemed .

	Three months ended Sep. 30,		Nine months ended Sep. 30,
(US$ Millions)	2018	2017	2018	2017
Transactions with related parties:
Commercial property revenue(1)	$4	$4	$14	$14
Management fee income	1	1	4	4
Participating loan interests (including fair value gains, net)	13	33	45	77
Interest expense on debt obligations	9	3	29	21
Interest on capital securities held by Brookfield Asset Management	16	26	54	64
General and administrative expense(2)	57	51	153	151
Construction costs(3)	64	99	289	243

(1)	Amounts received from Brookfield Asset Management and its subsidiaries for the rental of office premises.

(2)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for management fees, management fees associated with the partnership’s private fund investments, and administrative services.

(3)	Includes amounts paid to Brookfield Asset Management and its subsidiaries for construction costs of development properties.

During the first quarter of 2018, we along with BPREP acquired a 25% and 75% interest, respectively, in 333 West 34th Street, an office building in New York for $255 million.

During the third quarter, we sold 27.5% of our interest in a portfolio of operating and development assets in New York. We retain control over and will continue to consolidate these assets after the sale. The interest was sold to Brookfield Asset Management for consideration of approximately $1.4 billion. Brookfield Asset Management is currently in the process of syndicating its entire 27.5% equity interest to third-party investors.

ADDITIONAL INFORMATION
CRITICAL ACCOUNTING POLICIES, ESTIMATES, AND JUDGEMENTS
ADOPTION OF ACCOUNTING STANDARDS
The partnership adopted IFRS 15 effective January 1, 2018. The partnership adopted the standard using the modified retrospective approach with no restatement of comparatives and did not record any adjustment upon adoption. See additional disclosures in Note 20, Commercial Property Revenue, Note 21, Hospitality Revenue and Note 34, Segment Information of the financial statements

The partnership adopted IFRS 9 retrospectively with no restatement of comparatives. The adoption did not result in any material adjustment to the carrying amounts of financial assets, financial liabilities or opening retained earnings.

Refer to Note 2c, Summary of Significant Accounting Policies: Adoption of Accounting Standards of the financial statements for additional information.

USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.

For further reference on accounting policies and critical judgments and estimates, see our significant accounting policies contained in Note 2 to the December 31, 2017 consolidated financial statements.

TREND INFORMATION
We will seek to increase the cash flows from our office and retail property activities through continued leasing activity as described below. In particular, we are operating below our historical office occupancy level in the United States, which provides the opportunity to expand cash flows through higher occupancy. In addition, we believe that most of our markets have favorable outlooks, which we believe also provides an opportunity for strong growth in lease rates. We do, however, still face a meaningful amount of lease rollover in 2018 and 2019, which may restrain FFO growth from this part of our portfolio in the near future. Our beliefs as to the opportunities for our partnership to increase its occupancy levels, lease rates and cash flows are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in occupancy levels, lease rates or cash flows. See “Statement Regarding Forward-looking Statements and Use of Non-IFRS Measures”.

Transaction activity continues to be high and we are considering a number of different opportunities to acquire single assets, development sites and portfolios at attractive returns. In our continued effort to enhance returns through capital reallocation, we are also looking to divest all of, or a partial interest in, a number of mature assets to capitalize on existing market conditions.

We continue to make progress on our development pipeline, using our expertise to not only build new Class A core assets but also to reposition and redevelop existing assets in our various other sectors, particularly in retail and hospitality, where we can add value and drive higher returns.

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

CONTROLS AND PROCEDURES
INTERNAL CONTROL OVER FINANCIAL REPORTING
There have been no changes made in our internal control over financial reporting that have occurred during the nine months ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Information

CORPORATE PROFILE
Brookfield Property Partners is one of the world’s largest commercial real estate companies, with over $86 billion in total assets. We are leading owners, operators and investors in commercial property assets, with a diversified portfolio of premier office and retail assets, as well as multifamily, triple net lease, industrial, hospitality, self-storage, student housing and manufactured housing assets. Brookfield Property Partners is listed on the Nasdaq Stock Market and Toronto Stock Exchange. Further information is available at bpy.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Property Partners is the flagship listed real estate company of Brookfield Asset Management, a leading global alternative asset manager with over $300 billion in assets under management.

BROOKFIELD PROPERTY PARTNERS
73 Front Street, 5th Floor
Hamilton, HM 12
Bermuda
Tel: (441) 294-3309
bpy.brookfield.com

UNITHOLDERS INQUIRIES
Brookfield Property Partners welcomes inquiries from Unitholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Matt Cherry, Senior Vice President, Investor Relations and Communications at (212) 417-7488 or via e-mail at matthew.cherry@brookfield.com. Inquiries regarding financial results can be directed to Bryan Davis, Chief Financial Officer at (212) 417-7166 or via e-mail at bryan.davis@brookfield.com. Unitholder questions relating to distributions, address changes and unit certificates should be directed to the partnership’s transfer agent, AST Trust Company, as listed below.

AST TRUST COMPANY (Canada)
By mail:         P.O. Box 4229
Station A
Toronto, Ontario, M5W 0G1
Tel:         (416) 682-3860; (800) 387-0825
Fax:         (888) 249-6189
E-mail:         inquiries@astfinancial.com
Web site:        www.astfinancial.com/ca

COMMUNICATIONS
We strive to keep our Unitholders updated on our progress through a comprehensive annual report, quarterly interim reports and periodic press releases.

Brookfield Property Partners maintains a website, bpy.brookfield.com, which provides access to our published reports, press releases, statutory filings, supplementary information and unit and distribution information as well as summary information on the partnership.

We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and Unitholders to ensure that accurate information is available to investors.